SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1.1	2018 Interim Report, dated August 20, 2018.

1.2	Circular in relation to renewal of continuing connected transactions, proposed election of directors and supervisor and notice of extraordinary general meeting, dated September 10, 2018.

1.3	Notice of extraordinary general meeting, dated September 10, 2018.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 10, 2018	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

中国电信
CHINA TELECOM

中國電信股份有限公司
China Telecom Corporation Limited

HKEx Stock Code 香港交易所股份代碼：728
NYSE Stock Code 紐約證券交易所股份代碼：CHA

Co-Building Our Smart Future

共建生態魔方 引領智能未來

INTERIM REPORT 2018
二零一八年中期報告

Forward-looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”, a joint stock limited company incorporated in the People’s Republic of China with limited liability) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

1	Financial Highlights

2	Chairman’s Statement

8	Financial Review

10	Report on Review of Interim Financial Statements

11	Unaudited Consolidated Statement of Financial Position

13	Unaudited Consolidated Statement of Comprehensive Income

15	Unaudited Consolidated Statement of Changes in Equity

16	Unaudited Consolidated Statement of Cash Flows

18	Notes to the Unaudited Interim Financial Statements

45	Other Information

Financial Highlights

	Six-month period ended 30 June
	2018	2017[4] (restated)

Operating revenues (RMB millions)	193,029	184,315
EBITDA[1] (RMB millions)	55,858	52,444
EBITDA margin[2]	31.5%	31.6%
Net profit[3] (RMB millions)	13,570	12,555
Earnings per share (RMB)	0.168	0.155
Capital expenditure (RMB millions)	32,947	41,119

[1]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[2]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Net profit refers to profit attributable to the equity holders of the Company.
[4]

In 2017, the Group acquired the satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited (陝西中和恒泰保險代理有限公司). As the transaction was recognised as a combination of entities under common control, the comparative figures of prior period have been restated accordingly. Please refer to note 2 to the unaudited interim financial statements in this interim report for details.

Chairman’s Statement

Dear Shareholders,

In the first half of 2018, facing complicated and intensified industry conditions, we adhered to the established development strategy and were well organised for a balanced approach to persist in excellent execution, accomplishing successful achievement of new breakthrough in corporate development. Stepping a firm foothold in the present, we firmly seized the golden opportunities from expansion of customers potential, benefits released from data traffic and informatisation integrated development. With our dedicated and persistent efforts to proactively expand accompanied by implementation of effective self-defence measures, the business scale of fundamental businesses achieved rapid breakthrough and the growth of emerging businesses remained continuously strong. The revenue growth achieved industry-leading position while the profitability level steadily enhanced. With a vision looking forward into the future, we are facing prosperous business opportunities of intelligent information services in the era of digital economy. Through our unwavering devotion to promote the transformation of the “three initiatives”, implement comprehensive in-depth reforms and innovation together with proactively prospect the landscape of 5G

Chairman’s Statement

development, we endeavoured to create new value potential for shareholders.

Operating Results

In the first half of the year, operating revenues amounted to RMB193.0 billion. Of which, service revenues1 amounted to RMB177.6 billion, representing an increase of 7.0% over the same period last year (if excluding the impact of the application of International Financial Reporting Standard 15 on the current period, it represented an increase of 8.5% over the same period last year) with revenue growth surpassing the industry average for consecutive years. Revenues from emerging businesses2 accounted for 51.2% of service revenues, representing an increase of 6.1 percentage points over the same period last year with continual optimisation in revenue structure. EBITDA3 amounted to RMB55.9 billion and EBITDA margin3 was 31.5%, which remained primarily stable compared with the same period last year. Net profit4 amounted to RMB13.6 billion, representing an increase of 8.1% over the same period last year while basic earnings per share were RMB0.168, achieving persistent favourable growth. Capital expenditure was RMB32.9 billion, representing a decrease of 19.9% with persistent and appropriate control. Free cash flow5 reached RMB18.4 billion which has increased remarkably over the same period last year.

Taking into consideration the Company’s profitability, cash flow level and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the expectation of shareholders’ return and evaluate the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Innovation and Integration Promoting New Breakthrough in Scale

In the first half of the year, the Company accurately grasped the changes of market demand and firmly adhered to proactive marketing strategy. Product innovation was accelerated while integration upgrade was promoted, attaining new breakthrough in scale development.

Acceleration of product innovation.    Firmly seizing the development opportunities of large data traffic, we launched a series of enriched large data traffic package products to mid- to high-end users. Through in-depth co-operation with various well-known Internet enterprises, we offered numerous Internet card products for youngsters group. In overall, the demand from different targeted markets was fully satisfied. Through active external cooperation to enrich the variety of terminals, we launched the first batch of 17 multi-mode artificial intelligence (AI) handset models in total. The sales volume of multi-mode terminals of the entire industry accounted for 78%. With enriched forms of wireline broadband products, we comprehensively launched products such as self-selective broadband and daily-rental broadband. Besides, we vigorously expanded targeted markets including household second broadband as well as hotel and apartment broadband, effectively boosting customers’ growth potential. Meanwhile, product innovation in the area of Intelligent Applications ecosphere6 was further expedited and new growth engine was cultivated.

Promotion of integration upgrade.    Insisting on relying superior business as the core, we achieved mutual integration and mutual promotion among businesses concurrent with value enhancement. On the foundation of business convergence among mobile, fibre broadband and e-Surfing HD, we comprehensively

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	Revenues from emerging businesses included revenues from data traffic, Internet applications and ICT services.
[3]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[4]	Net profit refers to profit attributable to the equity holders of the Company.
[5]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.
[6]

Intelligent Applications ecosphere included Smart Family ecosphere, DICT ecosphere, IoT ecosphere and Internet Finance ecosphere. DICT refers to the integrated intelligent applications services based on three major technologies, namely communications technology, information technology, cloud and Big Data technology.

Chairman’s Statement

fostered integration upgrade of “large data traffic + Hundred-Mbps broadband + Smart Family” so as to simultaneously enhance competitive capabilities of integrated products as well as effectively increase customers loyalty. As a result, the churn rate of broadband subscribers remained stable with a slight decline. The triple-play bundled rate7 of broadband subscribers reached 59%, representing an increase of 13 percentage points over the same period last year. Facing severe and intensified price competition, wireline broadband service, as a Smart Family service portal, not only attained effective self-defence but also bolstered the rapid development of Smart Family service. The value contribution of Smart Family to broadband services was persistently enhanced. The ARPU of broadband access was RMB47.2 while the broadband blended ARPU8 was RMB52.5, maintaining the leading position in the industry.

Achievement of new breakthrough in scale.    In the first half of the year, the growth of both mobile and broadband scale reached historical records high. Intelligent Applications ecosphere became revenue growth force.

Mobile service revenues amounted to RMB83.6 billion, representing an increase of 10.3% over the same period last year and continuing to maintain double-digit growth. Of which, the mobile handset Internet access revenue increased by 26.5% over the same period last year. The total number of mobile subscribers reached 282 million, representing a net increase of 31.66 million which was more than double of the net additions in the same period of last year and reached a historical record high. It accounted for 46.5% market share in the net additions of the industry and the overall total market share increased to 18.9%. Of which, the total number of 4G users reached 217 million, representing a net increase of 35.27 million while the penetration rate reached 77%. The aggregate handset Internet data traffic had strong growth momentum and increased by nearly four times. Wireline service revenues amounted to RMB94.0 billion, representing an increase of 4.2% over the same period last year with further enhancement of growth rate. The total number of wireline broadband subscribers reached 141 million, representing a net increase of 7.09 million and also achieved a historical record high. Of which, the proportion of wireline broadband subscribers of Hundred-Mbps reached 56%, representing an increase of 19 percentage points over the same period last year.

The contribution of Intelligent Applications ecosphere to the incremental service revenues of the Company exceeded over 50%. The e-Surfing HD revenues increased by 29.8% while the net increase of e-Surfing HD subscribers was 12.54 million, reaching a total of 98.30 million with 70% penetration rate. Revenues from IDC service maintained a growth rate of 20% and the growth rate of total revenues from cloud and Big Data reached 120%. Internet of Things (IoT) services achieved accelerated breakthrough with revenue growth rate attaining nearly 90%. The net increase of connected devices was nearly 30 million, being doubled as compared to the same period last year and reached a total of 74.19 million. The number of average monthly active users of Internet Finance (BestPay) exceeded 37.70 million, representing an increase of 34% over the same period last year. The gross merchandise value of personal accounts increased by nearly 90% compared to the same period last year.

Transformation and Reforms Fostered Further Enhancement of Capabilities

In the first half of the year, the Company expedited the promotion of network intelligentisation, service ecologicalisation and operation intellectualisation (“three initiatives” transformation), persistently promoting comprehensive in-depth reforms and boosting further enhancement of integrated competitiveness at all-round perspectives.

Further reinforcement of network capabilities.    Despite continuous reduction in investment scale, enhancement of network fundamental capabilities still leaped forward a new progress while integrated customers experience maintained industry-leading position. Leveraging superior full coverage 4G network characterised by high- and low-frequency collaboration, we continuously optimised in-depth coverage for key scenes including high-speed rail and high-density business districts and deployed dynamic bandwidth expansion in accordance with users’ demand. The

[7]	Triple-play bundled rate represented the proportion of broadband subscribers who also subscribe mobile and e-Surfing HD services at the same time.
[8]	Broadband blended ARPU was calculated based on the total monthly average revenues from Smart Family and broadband access divided by the average number of broadband subscribers.

Chairman’s Statement

number of 4G base stations reached 1.2 million while the network utilisation rate was 36%, offering vigorous support to the development of large data traffic. With efficient promotion of all-fibre network construction, full coverage of Fibre-to-the-Home (FTTH) for households in cities and towns9 was primarily accomplished while Gbps broadband was deployed in more than 170 cities on demand. The bandwidth of IP metropolitan area network and backbone network reached 500Tbps and 170Tbps respectively, maintaining industry-leading position. With accelerated promotion of eMTC (enhanced Machine-Type Communications) pilot launch, we basically accomplished the whole-range speed rate IoT structure combining high, medium and low speed of 4G, eMTC and NB-IoT, respectively and offered differentiated services capabilities on demand. With our continuous efforts to promote evolution of network cloudification and intelligentisation, we pragmatically implemented CTNet2025 network reconstitution and promoted self-R&D and scale commercial launch of key new products such as intelligent self-selective dedicated line and intelligent gateway based on Software-Defined Networking (SDN) technology, deploying SDN to enhance network operation and maintenance efficiency on cloud resources pool and backbone network. Based on the Network Functions Virtualisation Infrastructure (NFVI) standard unified with China Telecom cloud network, we commenced pilot launch of virtual IP Multimedia Subsystem (vIMS) embedded with full decoupling function, laying the foundation for full 5G network cloudification.

Acceleration of breakthrough in five ecospheres capabilities.    In the aspect of Intelligent Connection ecosphere, we firmly grasped the upgrade of users’ demand and insisted on customers’ value operation. With in-depth integration, innovative products as well as strengthened edges on terminals, channels and services, scale development capabilities were consistently enhanced. In the aspect of Smart Family ecosphere, we strengthened the ecological cooperation of contents and smart homes, procuring to be complementary with the advantages of Intelligent Connection ecology. Leveraging three interactive portals including e-Surfing gateway, intelligent set-top box and e-Surfing housekeeper app, we fully exploited the competitiveness of subscribers scale, channel and services. e-Surfing HD, intelligent WiFi networking services, family cloud and smart homes progressively became core applications of Smart Family. In the aspect of DICT ecosphere, we fully leveraged the integration advantages of cloud with network and accelerated the breakthrough in cloud products capabilities. With our firm perseverance to grasp development opportunities for corporates subscribing for cloud, we accomplished breakthrough in projects covering government cloud services and key industry benchmark customers, affirming the Company’s position as a major force in the area of DICT services. In the aspect of IoT ecosphere, we endeavoured to reinforce the efficiently-centralised operations, expedite the construction of platform capabilities and strengthen ecological cooperation. On the foundation of expansion of connection scale, we extended our services to data operation and explored the innovation of business models. In the aspect of Internet Finance ecosphere, we persisted in differentiated development and leveraged BestPay red packet as main portal to procure in-depth integration with fundamental businesses and promote integrated instalment model with Internet co-operative partners, effectively driving customers growth and enhancing customers loyalty.

Persistent enhancement of capabilities in intelligent operations.    With the establishment of corporate core as the nucleus and Big Data as the driving force, we deepened the promotion of precision marketing, delicated service, lean network operations and precision management aiming at improving corporate scientific decision-making capabilities and operational management efficiency. The capabilities of Big Data platform were progressively strengthened while the capabilities of IT, network and platform throughout the entire network were converged and openly co-shared, effectively bolstering corporate swift operation. Big Data applications achieved effective results. The volume of collection and processing of Big Data reached 130TB per day, representing an increase of 86% over the same period last year. The frequency of platform interchange reached 500 million times per month, being 10 times over the same period last year. With the construction of a new generation of group-level support system, we achieved the speeding up of business processing time of the entire network with effective enhancement of customers’ experience. Through the establishment of highly efficient and inter-driven integrated channel system, we emphasised to strengthen all channel

[9]	Households in cities and towns represented the households in the service areas of wireline broadband services offered by the Company.

Chairman’s Statement

collaboration among physical stores, government and enterprises, social cooperation and Internet. All-round customer contact points were expanded while customers’ intelligent sales experience was strengthened. Meanwhile, we continued to preserve and uphold high standard of service quality. According to the assessment conducted by the Ministry of Industry and Information Technology for the first half year, the Company was ranked first in terms of various customer satisfaction appraisals on handset Internet access, wireline broadband, customer integrated services and mobile voice and attained the lowest customers complaint rate in the industry. In promoting efficiently-centralised and co-shared intelligent financial system, value-oriented resources allocation was persistently enhanced while measures to prevent and control risks were continuously strengthened, leading to effective safeguard for healthy and sustainable corporate development.

Enhancement of vitality and efficiency through reforms and innovation.    The Company persistently deepened the three-dimensional inter-driven reform surrounding sub-division of performance evaluation units, professional operation and top-down support as the core. In addition to the foundation of about 59,000 sub-division units established, we gradually constructed different professional scenes including business districts, communities, rural villages and campuses. Through a series of new style working models such as leading team and providing assistance, the level of professional operation was strengthened. With persistent promotion of procedures optimisation, we fostered significant enhancement of top-down support efficiency through conducting reverse evaluation on management support personnel by frontline operation personnel. We proceeded to accelerate the establishment of operation systems and organisation mechanisms in alignment with transformation and upgrades, striving to build three talent teams comprising management, skills and professionalism. Through continuous reforms and innovation, frontline innovative practices continuously emerged with remarkable enhancement of corporate vitality and efficiency.

Active Embracement of New Era of 5G

Following the gradual affirmation of technical standards, the progress of 5G development began to speed up. In the first half of the year, the Company proactively embarked on exploring the landscape of 5G development and accumulating capabilities. We orderly promoted technology research as well as research and development of applications, formulated evolution path for future technology and published 5G Technologies White Paper. Network trials in scale were conducted in many cities focusing on promotion of applications trials including HD video, AR/VR, automated driving, drone and industrial Internet. Research on collaborative network trial for 5G and 4G was commenced, planning well for the landscape of 5G network, applications and business models.

As a next-generation emerging technology, 5G will accelerate the digitalisation transformation of the economy and the society and also significantly promote the development of important industries including IoT and intelligent manufacturing, creating vast connection potential and forming trillion-scale emerging industries. With firm adherence to the overall principle of efficient development, the Company will proactively grasp opportunities, appropriately manage the momentum, insist on open cooperation, facilitate efficient collaboration of 5G with 4G network resources and service capabilities as well as carry out 5G network precision investment construction in a progressive and focused manner, commencing 5G scale commercial launch on a timely basis.

Corporate Governance and Social Responsibility

We are always committed to upholding a high level of corporate governance. Insisting on governing the corporate in accordance with laws and regulations, we attach great importance to risk management and control and continuously enhance corporate transparency to ensure healthy and sustainable corporate growth. Our efforts have been widely recognised by the capital markets. We were awarded “Most Honored Company in Asia” by Institutional Investor for eight consecutive years. We were also awarded “Best Managed Company” and a special accolade of “Most Honored Company (2009–2018)” by FinanceAsia, in recognition of the Company’s overall persistent efforts to pursue for excellence and remarkable accomplishment on corporate governance, investor relations and corporate social responsibility during the past decade.

As a major force of “Cyberpower, Digital China and Smart Society” and network infrastructure provider, we

Chairman’s Statement

persevere in fulfillment of social responsibility. With further implementation of the “Speed Upgrade and Tariff Reduction” policy, we cancelled data roaming fees from 1 July 2018 for the benefit of the general public as a whole. We are also devoted to maintaining network and information security, striving to create a clean and healthy cyberspace. We promote energy saving and emission reduction as well as foster green development. With our proactive adherence to execute “the Belt and Road” policy, we built the first China-Nepal Terrestrial Optical Fibre Cable and China-Pakistan Terrestrial Optical Fibre Cable. We received high recognition and appreciation from the society through our efforts in successfully accomplishing telecommunications assurance for major conferences and events including Boao Forum for Asia, as well as combating flooding and disaster relief.

Outlook

Following the promotion of the construction of “Cyberpower, Digital China, and Smart Society”, China has entered into a vital period of transformation of old impetus through digitalisation coupled with cultivation and reinforcement of new impetus. The rapid development of various new technologies including 5G, artificial intelligence and Big Data will assist rapid upgrade of industry and foster the digital economy development leaping forward to a new landmark, bringing precious development opportunities for the communications and information industry. From the perspective of the entire industry, market demand brings new growth potential for fundamental businesses development while domestic mobile and broadband markets still have vast growth potential. Demand for data traffic will undergo explosive growth. Under collaborative inter-promotion of integration of informatisation with new industrialisation, urbanisation and agricultural modernisation; the integration of informatisation with government management and social service; the integration of informatisation with real economy as well as the integration of informatisation with network and military-civilian aspects, emerging businesses will experience continuous rapid development. Meanwhile, increasingly intensified market competition has rendered industry growth potential being persistently squeezed. New technologies and new business models will continue to emerge, bringing new challenges on industry value. There are pressing needs for corporates to promptly explore new business models and new revenue growth points.

Looking ahead into the future, we are full of confidence. We will firmly seize the precious opportunities and actively respond to various challenges. With perseverance in scale development, we will adapt to the market changes momentum and optimise competition strategies. We will also persist in excellent execution, continuous enhancement of capabilities and optimisation of customers’ experience. We will firmly uphold the implementation of reforms and innovation, optimise systems and mechanisms to enhance corporate vitality and efficiency. We will unwaveringly strengthen our strategic direction, deepen supply-side structural reform and promote “three initiatives” transformation, creating a new generation of information infrastructure featuring “Internet of everything, human-computer interaction as well as integration of the satellite with existing network as a whole”. With the establishment of integrated ecology between information technology and various sectors and industries, we will enhance corporate total factor productivity and march towards the three major goals of “construction of Cyberpower, building a first-class enterprise, co-establishing better living”.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend my sincere gratitude towards Mr. Liu Aili and Madam Cha May Lung, Laura for their excellent contributions during their tenure of office as Directors of the Company.

Yang Jie
Chairman and Chief Executive Officer Beijing, China 20 August 2018

Financial Review

Operating Revenues

In the first half of 2018, the Company adhered to its transformation and upgrades strategy, insisted on development of innovation and integration and accelerated scale expansion. Revenue structure was continuously optimised with revenue growth surpassing the industry average. In the first half of the year, operating revenues amounted to RMB193,029 million, representing an increase of 4.7% over the same period last year1. Service revenues2 amounted to RMB177,588 million, representing an increase of 7.0% over the same period last year. Excluding the impact of the application of IFRS 15 on the current period, service revenues increased by 8.5% over the same period last year. Among the service revenues, mobile service revenues amounted to RMB83,552 million, increased by 10.3% over the same period last year; wireline service revenues amounted to RMB94,036 million, increased by 4.2% over the same period last year. Non-voice service revenues accounted for 85.0% of service revenues, representing an increase of 4.2 percentage points over the same period last year.

Operating Expenses

The Company efficiently allocated resources and optimised the cost structure in order to support scale development, facilitating persistent increases in effectiveness and efficiency of resources utilisation. In the first half of the year, operating expenses amounted to RMB173,872 million, representing an increase of 4.5% over the same period last year. Operating expenses accounted for 90.1% of operating revenues, representing a decrease of 0.1 percentage point over the same period last year.

In order to further enhance network capabilities and quality to support business scale development, the Company has increased its investment in and maintenance of 4G and fibre broadband network in recent years. In the first half of the year, depreciation and amortisation amounted to RMB36,701 million, representing an increase of 6.6% over the same period last year. At the same time, network operations and support expenses amounted to RMB54,184 million, representing an increase of 11.8% over the same period last year.

In the first half of the year, selling, general and administrative expenses amounted to RMB29,048 million, representing an increase of 1.1% over the same period last year.

The Company increased the incentives for frontline employees as well as talents for emerging businesses and technical experts. In the first half of the year, personnel expenses amounted to RMB32,649 million, representing an increase of 6.1% over the same period last year.

Through continuous increase in number of terminals sold through open channels as well as reduction in centralised procurement, the number of terminals directly sold by the Company declined. In the first half of the year, other operating expenses amounted to RMB21,290 million, representing a decrease of 10.9% over the same period last year.

[1]

In 2017, the Group acquired the satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited (陝西中和恒泰保險代理有限公司). As the transaction was recognised as a combination of entities under common control, the comparative figures of prior period have been restated accordingly. Please refer to note 2 to the unaudited interim financial statements in this interim report for details.

[2]

Service revenues were calculated based on operating revenues minus sales of mobile terminals (first half of 2018: RMB12,079 million; first half of 2017: RMB15,951 million), sales of wireline equipment (first half of 2018: RMB2,773 million; first half of 2017: RMB1,890 million) and other non-service revenues (first half of 2018: RMB589 million; first half of 2017: RMB478 million).

Financial Review

Net Finance Costs

The Company persistently intensified its efforts in efficiently-centralised capital management, which effectively lowered the level of interest-bearing debt. In the first half of 2018, the net finance costs of the Company amounted to RMB1,514 million, representing a decrease of 14.6% over the same period last year.

Profitability Level

Leading by its transformation and upgrades strategy, the Company deepened its reform and innovation and strived to promote cost reduction and efficiency enhancement, resulting in consistent improvement in profitability. In the first half of the year, profit attributable to equity holders of the Company amounted to RMB13,570 million, representing an increase of 8.1% over the same period last year. EBITDA3 amounted to RMB55,858 million, representing an increase of 6.5% over the same period last year, while EBITDA margin4 was 31.5%.

Capital Expenditure and Cash Flows

The Company persistently optimised the investment structure. Through the implementation of precision investment, investment efficiency and effectiveness were concurrently enhanced while comprehensive advantages in network were consistently reinforced. In the first half of the year, capital expenditure amounted to RMB32,947 million, representing a decrease of 19.9% over the same period last year. Benefitting from the sound growth in the Company’s business and revenues, as well as effective management on capital expenditure, the free cash flow5 was significantly improved in the first half of the year and amounted to RMB18,383 million, representing an increase of 154.1% over the same period last year.

Assets and Liabilities

The Company continued to maintain a solid financial position. As at 30 June 2018, the total assets increased by 0.2% to RMB662,299 million from RMB661,194 million at the end of 2017. Total indebtedness decreased by 20.2% to RMB83,267 million from RMB104,377 million at the end of 2017. The gearing ratio6 decreased to 19.9% from 24.3% at the end of 2017.

Changes in Accounting Policies

On 1 January 2018, the Company has applied, for the first time, IFRS 15, “Revenue from Contracts with Customers” and IFRS 9, “Financial Instruments”. For the specific impact of the application of the above standards, please refer to note 4 to the unaudited interim financial statements in this interim report for details.

[3]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[4]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[5]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.
[6]

Gearing ratio was calculated based on total indebtedness divided by total capital while total capital was calculated based on total equity attributable to equity holders of the Company plus total indebtedness.

Report on Review of Interim Financial Statements

To the Board of Directors of China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 11 to 44, which comprise the consolidated statement of financial position as at 30 June 2018 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

20 August 2018

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2018

(Amounts in millions)

	Notes	30 June 2018 RMB	31 December 2017 RMB

ASSETS

Non-current assets
Property, plant and equipment, net		395,538	406,257
Construction in progress		78,337	73,106
Lease prepayments		21,890	22,262
Goodwill		29,920	29,920
Intangible assets		12,336	12,391
Interests in associates		36,432	35,726
Investments		—	1,154
Equity instruments at fair value through other comprehensive income		863	—
Deferred tax assets	10	6,148	5,479
Other assets		4,355	3,349

Total non-current assets		585,819	589,644

Current assets
Inventories		3,831	4,123
Income tax recoverable		89	693
Accounts receivable, net	6	31,137	22,096
Contract assets, net		796	—
Prepayments and other current assets		21,308	22,128
Short-term bank deposits		2,922	3,100
Cash and cash equivalents	7	16,397	19,410

Total current assets		76,480	71,550

Total assets		662,299	661,194

The notes on pages 18 to 44 form part of these interim financial statements.

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2018

(Amounts in millions)

	Notes	30 June 2018 RMB	31 December 2017 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	8	33,838	54,558
Current portion of long-term debt	8	1,138	1,146
Accounts payable	9	119,447	119,321
Accrued expenses and other payables		52,507	98,695
Contract liabilities		56,808	—
Income tax payable		1,498	404
Current portion of finance lease obligations		33	51
Current portion of deferred revenues		403	1,233

Total current liabilities		265,672	275,408

Net current liabilities		(189,192)	(203,858)

Total assets less current liabilities		396,627	385,786

Non-current liabilities
Long-term debt	8	48,224	48,596
Finance lease obligations		34	26
Deferred revenues		1,642	1,828
Deferred tax liabilities	10	10,549	8,010
Other non-current liabilities		633	629

Total non-current liabilities		61,082	59,089

Total liabilities		326,754	334,497

Equity
Share capital		80,932	80,932
Reserves		253,723	244,935

Total equity attributable to equity holders of the Company		334,655	325,867
Non-controlling interests		890	830

Total equity		335,545	326,697

Total liabilities and equity		662,299	661,194

The notes on pages 18 to 44 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2018

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Notes	2018 RMB	2017 RMB (restated)
Operating revenues	11	193,029	184,315
Operating expenses
Depreciation and amortisation		(36,701)	(34,437)
Network operations and support	12	(54,184)	(48,461)
Selling, general and administrative		(29,048)	(28,742)
Personnel expenses	13	(32,649)	(30,777)
Other operating expenses	14	(21,290)	(23,891)

Total operating expenses		(173,872)	(166,308)

Operating profit		19,157	18,007
Net finance costs	15	(1,514)	(1,772)
Investment income		39	15
Share of profits of associates		477	453

Profit before taxation		18,159	16,703
Income tax	16	(4,528)	(4,090)

Profit for the period		13,631	12,613

Other comprehensive income for the period
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		(308)	—
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		77	—

		(231)	—

Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		—	(235)
Deferred tax on change in fair value of available-for-sale equity securities		—	59
Exchange difference on translation of financial statements of subsidiaries outside mainland China		64	(96)
Share of other comprehensive income of associates		(22)	6

		42	(266)

Other comprehensive income for the period, net of tax		(189)	(266)

Total comprehensive income for the period		13,442	12,347

The notes on pages 18 to 44 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2018

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Notes	2018 RMB	2017 RMB (restated)
Profit attributable to
Equity holders of the Company		13,570	12,555
Non-controlling interests		61	58

Profit for the period		13,631	12,613

Total comprehensive income attributable to
Equity holders of the Company		13,381	12,289
Non-controlling interests		61	58

Total comprehensive income for the period		13,442	12,347

Basic earnings per share	18	0.17	0.16

Number of shares (in millions)	18	80,932	80,932

The notes on pages 18 to 44 form part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2018

(Amounts in millions)

		Attributable to equity holders of the Company
	Notes	Share capital RMB	Capital reserve RMB	Share premium RMB	Surplus reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB

Balance as at 1 January 2017, as previously reported		80,932	17,150	10,746	72,611	711	(622)	133,796	315,324	971	316,295
Adjusted for the Eighth Acquisition	2	—	10	—	—	—	—	43	53	—	53

Balance as at 1 January 2017, as restated		80,932	17,160	10,746	72,611	711	(622)	133,839	315,377	971	316,348
Profit for the period, as restated		—	—	—	—	—	—	12,555	12,555	58	12,613
Other comprehensive income for the period		—	—	—	—	(170)	(96)	—	(266)	—	(266)

Total comprehensive income for the period, as restated		—	—	—	—	(170)	(96)	12,555	12,289	58	12,347

Dividends	17	—	—	—	—	—	—	(7,530)	(7,530)	—	(7,530)
Others		—	—	—	—	(4)	—	—	(4)	—	(4)

Balance as at 30 June 2017, as restated		80,932	17,160	10,746	72,611	537	(718)	138,864	320,132	1,029	321,161

Balance as at 31 December 2017, as previously reported		80,932	17,126	10,746	74,297	414	(881)	143,233	325,867	830	326,697
Changes in accounting policies	4	—	—	—	302	—	—	2,673	2,975	(1)	2,974

Balance as at 1 January 2018, as restated		80,932	17,126	10,746	74,599	414	(881)	145,906	328,842	829	329,671
Profit for the period		—	—	—	—	—	—	13,570	13,570	61	13,631
Other comprehensive income for the period		—	—	—	—	(253)	64	—	(189)	—	(189)

Total comprehensive income for the period		—	—	—	—	(253)	64	13,570	13,381	61	13,442

Dividends	17	—	—	—	—	—	—	(7,568)	(7,568)	—	(7,568)

Balance as at 30 June 2018		80,932	17,126	10,746	74,599	161	(817)	151,908	334,655	890	335,545

The notes on pages 18 to 44 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2018

(Amounts in millions)

		Six-month period ended 30 June
	Note	2018 RMB	2017 RMB (restated)

Net cash from operating activities	(a)	50,689	47,000

Cash flows used in investing activities
Capital expenditure		(32,764)	(30,068)
Purchase of investments		(317)	(301)
Lease prepayments		(6)	(7)
Proceeds from disposal of property, plant and equipment		642	707
Proceeds from disposal of lease prepayments		14	—
Proceeds from disposal of investments		91	—
Purchase of short-term bank deposits		(2,839)	(1,726)
Maturity of short-term bank deposits		2,954	1,725

Net cash used in investing activities		(32,225)	(29,670)

Cash flows used in financing activities
Principal element of finance lease payments		(46)	(32)
Proceeds from bank and other loans		28,531	26,316
Repayments of bank and other loans		(49,792)	(45,802)
Payment of the acquisition price of the Eighth Acquisition (Note 2)		(87)	—
Payment for the acquisition of non-controlling interests		(119)	—

Net cash used in financing activities		(21,513)	(19,518)

Net decrease in cash and cash equivalents		(3,049)	(2,188)
Cash and cash equivalents at 1 January		19,410	24,617
Effect of changes in foreign exchange rate		36	(108)

Cash and cash equivalents at 30 June		16,397	22,321

The notes on pages 18 to 44 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2018

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month period ended 30 June
	2018 RMB	2017 RMB (restated)

Profit before taxation	18,159	16,703
Adjustment for:
Depreciation and amortisation	36,701	34,437
Impairment losses for doubtful debts	1,561	1,193
Write down of inventories	4	139
Investment income	(39)	(15)
Share of profits of associates	(477)	(453)
Interest income	(145)	(137)
Interest expense	1,665	1,856
Net foreign exchange (gain)/loss	(6)	53
Net loss on retirement and disposal of long-lived assets	1,643	1,326

Operating profit before changes in working capital	59,066	55,102
Increase in accounts receivable	(12,062)	(8,773)
Increase in contract assets	(140)	—
Decrease in inventories	311	1,345
Decrease/(increase) in prepayments and other current assets	890	(4,013)
Decrease in other assets	320	119
Decrease in accounts payable	(212)	(976)
Increase in accrued expenses and other payables	11,247	8,964
Decrease in contract liabilities	(5,367)	—
Decrease in deferred revenues	(71)	(122)

Cash generated from operations	53,982	51,646
Interest received	141	135
Interest paid	(1,692)	(1,968)
Investment income received	4	6
Income tax paid	(1,746)	(2,819)

Net cash from operating activities	50,689	47,000

The notes on pages 18 to 44 form part of these interim financial statements.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

1.	Principal Activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network equipment services, international Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

2.	Basis of Presentation

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70 million. In the same month, E-surfing Pay Co., Ltd, the Company’s wholly owned subsidiary, acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (“Zhonghe Hengtai”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited, (a company ultimately held by China Telecommunications Corporation), from Shaanxi Communications Services Company Limited, at a purchase price of RMB17 million. The acquisitions of the Satcom Business and Zhonghe Hengtai (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The final consideration of the Eighth Acquisition was paid by 30 June 2018.

Since the Group and the Eighth Acquired Group are under common control of China Telecommunications Corporation, the Group’s acquisition of the Eighth Acquired Group has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Eighth Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Eighth Acquisition are combined with the financial statements of the Eighth Acquired Group.

The consolidated results of operations for the six-month period ended 30 June 2017 as previously reported by the Group and the combined amounts presented in the interim financial statements of the Group to reflect the acquisition of the Eighth Acquired Group are set out below:

	The Group (as previously reported) RMB millions	The Eighth Acquired Group RMB millions	The Group (restated) RMB millions
Consolidated statement of comprehensive income for the six-month period ended 30 June 2017
Operating revenues	184,118	197	184,315
Profit for the period	12,595	18	12,613

For the period presented, all significant transactions between the Group and the Eighth Acquired Group have been eliminated on combination.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

3.	Basis of Preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). These interim financial statements, which were authorised for issuance by the Board of Directors on 20 August 2018, reflect the unaudited financial position of the Group as at 30 June 2018 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2018.

The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2017 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

4.	Principal Accounting Policies

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values.

Other than changes in accounting policies resulting from application of new and amendments to IFRSs and interpretation, the accounting policies and methods of computation used in these interim financial statements are the same as those followed in the preparation of the 2017 annual financial statements of the Group.

Application of new and amendments to IFRSs and interpretation

In the current interim period, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the International Accounting Standards Board that are mandatorily effective for the current period:

IFRS 9, “Financial Instruments”

IFRS 15, “Revenue from Contracts with Customers” and the related Amendments

IFRIC 22, “Foreign Currency Transactions and Advance Consideration”

Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”

Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”

Amendments to IAS 40, “Transfers of Investment Property”

Amendments to IAS 28 as part of the “Annual Improvements to IFRS Standards 2014–2016 Cycle”

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (Continued)

Except for IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” and the related Amendments, the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s interim financial statements.

IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” and the related Amendments have been applied in accordance with the relevant transition provisions in the respective standards which result in changes in accounting policies, amounts reported and disclosures as described below.

4.1	Impact and changes in accounting policies on application of IFRS 15, “Revenue from Contracts with Customers”

The Group has applied IFRS 15 for the first time in the current interim period. IFRS 15 superseded IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations.

The Group recognises revenue from the following major sources:

•	Telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services;

•	Sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO); and

•	Rental of properties and others.

The Group has applied IFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference at the date of initial application is recognised in the opening reserves, and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15, the Group has elected to apply the standard retrospectively only to the contracts that are not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18, “Revenue” and IAS 11, “Construction Contracts” and the related interpretations.

(i)	Key changes in accounting policies resulting from application of IFRS 15

IFRS 15 introduces a 5-step approach when recognising revenue:

•	Step 1 : Identify the contracts with a customer

•	Step 2 : Identify the performance obligations in the contract

•	Step 3 : Determine the transaction price

•	Step 4 : Allocate the transaction price to the performance obligations in the contract

•	Step 5 : Recognise revenue when the Group satisfies a performance obligation

Under IFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied. i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (Continued)

4.1	Impact and changes in accounting policies on application of IFRS 15, “Revenue from Contracts with Customers” (Continued)

(i)	Key changes in accounting policies resulting from application of IFRS 15 (Continued)

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Consideration payable to a customer

Consideration payable to a customer includes cash amounts that the Group pays, or expects to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to the Group. Certain subsidies payable to third party agent incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, are qualified as consideration payable to a customer. The Group accounted for such consideration payable to a customer as a reduction of the transaction price and, therefore, of operating revenues unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated.

Contracts with multiple performance obligations (including allocation of transaction price)

For contracts that contain more than one performance obligations, such as the promotional packages provided to customers bundling the sales of terminal equipment, e.g. mobile handsets, and the provision of telecommunications services, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Certain commissions incurred by the Group in obtaining customer contracts that payable to third party agents are qualified as incremental costs. The Group recognises such commissions as an asset, included in other assets, if it expects to recover these costs. However, by applying the practical expedient in IFRS 15, the Group recognised such costs as an expense when incurred if the amortisation period of the asset that would otherwise been recognised is one year or less.

The asset so recognised is subsequently amortised to consolidated statement of comprehensive income on a basis that is consistent with the recognition of revenue from the goods or services to which the asset relates. The asset is subject to impairment review.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (Continued)

4.1	Impact and changes in accounting policies on application of IFRS 15, “Revenue from Contracts with Customers” (Continued)

(ii)	Summary of effects arising from initial application of IFRS 15

The impact of transition to IFRS 15 resulted in an increase to reserves at 1 January 2018, amounting to RMB3,691 million.

Adjustments made to the amounts recognised in the consolidated statement of financial position at 1 January 2018 are detailed in Note 4.3.

The following table summarises the key impacts of applying IFRS 15 on the Group’s consolidated statement of comprehensive income for the current interim period:

	As reported RMB millions	Adjustments RMB millions	Amounts without application of IFRS 15 RMB millions

Operating revenues	193,029	2,539	195,568
Total operating expenses	173,872	1,705	175,577
Profit for the period	13,631	626	14,257

4.2	Impact and changes in accounting policies on application of IFRS 9, “Financial Instruments”

In the current period, the Group has applied IFRS 9, “Financial instruments” and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities, 2) expected credit losses (“ECL”) for financial assets and other items (for example, contract assets) and 3) general hedge accounting.

The Group has applied IFRS 9 in accordance with the transition provisions set out in IFRS 9, i.e. applied the classification and measurement requirements (including impairment) retrospectively to instruments that have not been derecognised as at 1 January 2018 (date of initial application) and has not applied the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 are recognised in the opening reserves, without restating comparative information.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (continued)

4.2	Impact and changes in accounting policies on application of IFRS 9, “Financial Instruments” (continued)

Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 39, “Financial Instruments: Recognition and Measurement”.

(i)	Key changes in accounting policies resulting from application of IFRS 9

Classification and measurement of financial assets

Accounts receivable arising from contracts with customers are initially measured in accordance with IFRS 15.

All recognised financial assets that are within the scope of IFRS 9 are subsequently measured at amortised cost or fair value, including unquoted equity investments measured at cost less impairment under IAS 39.

Financial assets that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held by the Group within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”), except that at the date of initial application/initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income (“OCI”) if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies.

Investments in equity instruments at fair value through other comprehensive income (“FVTOCI”) are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in OCI and accumulated in other reserves, and are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings and surplus reserves.

Dividend on these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established in accordance with IFRS 9, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in investment income in the consolidated statement of comprehensive income.

The directors of the Company reviewed and assessed the Group’s financial assets as at 1 January 2018 based on the facts and circumstances that existed at that date. Changes in classification and measurement on the Group’s financial assets and the impacts thereof are detailed in Note 4.2(ii).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (continued)

4.2	Impact and changes in accounting policies on application of IFRS 9, “Financial Instruments” (continued)

(i)	Key changes in accounting policies resulting from application of IFRS 9 (Continued)

Impairment under ECL model

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9 (including accounts receivable and financial assets included in prepayments and other current assets) and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

By applying the IFRS 9 simplified approach to measure ECL, the Group always recognises lifetime ECL for accounts receivable and contract assets. The ECL on these assets are assessed individually for debtors with significant balances and collectively using a provision matrix with appropriate groupings based on shared credit risk characteristics, nature of services provided as well as type of customers, such as receivable from telephone and Internet subscribers and from other telecommunications operators and enterprise customers.

For all other instruments, i.e. financial assets included in prepayments and other current assets, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

In assessing whether the credit risk has been increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

The Group recognises an impairment gain or loss in profit or loss by adjusting their carrying amount, with the exception of account receivables and contract assets where the corresponding adjustment is recognised through a loss allowance account.

As at 1 January 2018, the directors of the Company reviewed and assessed the Group’s existing financial assets and contract assets for impairment using reasonable and supportable information that is available without undue cost or effort in accordance with the requirements of IFRS 9. The results of the assessment and the impact thereof are detailed in Note 4.2(ii).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (continued)

4.2	Impact and changes in accounting policies on application of IFRS 9, “Financial Instruments” (continued)

(ii)	Summary of effects arising from initial application of IFRS 9

The Group elected to present in OCI for the fair value changes of all its equity investments previously classified as available-for-sale, included in investments. These investments are not held for trading and not expected to be sold in the foreseeable future. At the date of initial application of IFRS 9, RMB1,154 million were reclassified from investments to equity instruments at FVTOCI, of which RMB185 million related to unquoted equity investments previously measured at cost less impairment under IAS 39. The fair value gains of RMB674 million relating to those investments previously carried at fair value continued to accumulate in other reserves.

As at 1 January 2018, as a result of the application of ECL model in IFRS 9, the additional credit loss allowance of RMB920 million and the related deferred tax impact of RMB203 million have been recognised against reserves and non-controlling interests. The additional loss allowance is charged against the respective assets.

Adjustments made to the amounts recognised in the consolidated statement of financial position at 1 January 2018 are detailed in Note 4.3.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (continued)

4.3	Impact on opening consolidated statement of financial position arising from the application of all new standards

As a result of the changes in accounting policies above, the Group’s opening consolidated statement of financial position had to be restated. The following table shows the adjustments recognised for each individual line item.

	31 December 2017 RMB millions	IFRS 15 RMB millions	IFRS 9 RMB millions	1 January 2018 RMB millions (restated)

Non-current assets
Investments	1,154	—	(1,154)	—
Equity instruments at fair value through other comprehensive income	—	—	1,154	1,154
Deferred tax assets	5,479	—	203	5,682
Other assets	3,349	1,210	—	4,559
Others with no adjustments	579,662	—	—	579,662

Total non-current assets	589,644	1,210	203	591,057

Current assets
Accounts receivable, net	22,096	(596)	(919)	20,581
Contract assets, net	—	656	—	656
Prepayments and other current assets	22,128	(37)	(1)	22,090
Others with no adjustments	27,326	—	—	27,326

Total current assets	71,550	23	(920)	70,653

Total assets	661,194	1,233	(717)	661,710

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

4.	Principal Accounting Policies (continued)

4.3	Impact on opening consolidated statement of financial position arising from the application of all new standards (continued)

	31 December 2017 RMB millions	IFRS 15 RMB millions	IFRS 9 RMB millions	1 January 2018 RMB millions (restated)

Current liabilities
Accrued expenses and other payables	98,695	(64,912)	—	33,783
Contract liabilities	—	62,175	—	62,175
Current portion of deferred revenues	1,233	(787)	—	446
Others with no adjustments	175,480	—	—	175,480

Total current liabilities	275,408	(3,524)	—	271,884

Net current liabilities	(203,858)	3,547	(920)	(201,231)

Total assets less current liabilities	385,786	4,757	(717)	389,826

Non-current liabilities
Deferred tax liabilities	8,010	1,066	—	9,076
Others with no adjustments	51,079	—	—	51,079

Total non-current liabilities	59,089	1,066	—	60,155

Total liabilities	334,497	(2,458)	—	332,039

Equity
Share capital	80,932	—	—	80,932
Reserves	244,935	3,691	(716)	247,910

Total equity attributable to equity holders of the Company	325,867	3,691	(716)	328,842
Non-controlling interests	830	—	(1)	829

Total equity	326,697	3,691	(717)	329,671

Total liabilities and equity	661,194	1,233	(717)	661,710

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

5.	Segmental Reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

6.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Notes	30 June 2018 RMB millions	31 December 2017 RMB millions

Third parties		33,702	23,762
China Telecom Group	(i)	3,050	1,502
China Tower	(ii)	10	5
Other telecommunications operators in the PRC		680	669

		37,442	25,938

Less: Allowance for doubtful debts		(6,305)	(3,842)

		31,137	22,096

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.
(ii)	China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Current, within 1 month	9,768	9,323
1 to 3 months	3,065	2,607
4 to 12 months	2,529	1,780
More than 12 months	1,550	878

	16,912	14,588
Less: Allowance for doubtful debts	(4,042)	(2,603)

	12,870	11,985

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

6.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Current, within 1 month	7,199	4,421
1 to 3 months	5,944	1,973
4 to 12 months	4,800	2,644
More than 12 months	2,587	2,312

	20,530	11,350
Less: Allowance for doubtful debts	(2,263)	(1,239)

	18,267	10,111

7.	Cash and Cash Equivalents

	30 June 2018 RMB millions	31 December 2017 RMB millions

Cash at bank and in hand	14,779	17,763
Time deposits with original maturity within three months	1,618	1,647

	16,397	19,410

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

8.	Short-Term and Long-Term Debt

Short-term debt comprises:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Loans from banks – unsecured	14,012	16,565
Super short-term commercial papers – unsecured	5,999	18,745
Other loans – unsecured	150	150
Loans from China Telecom Group – unsecured	13,677	19,098

Total short-term debt	33,838	54,558

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2018 was 3.9% (31 December 2017: 4.0%) per annum. As at 30 June 2018, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 7.3% (31 December 2017: 3.5% to 7.3%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 3.3% to 4.0% (31 December 2017: 4.1% to 4.2%) per annum, and have been repaid by 17 August 2018; the loans from China Telecom Group bear interest at rate of 3.5% (31 December 2017: 3.5%) per annum and are repayable within one year.

Long-term debt comprises:

	Notes	30 June 2018 RMB millions	31 December 2017 RMB millions

Loans from banks – unsecured	(i)	9,361	9,741
Other loans – unsecured		1	1
Loans from China Telecom Group – unsecured	(ii)	40,000	40,000

Total long-term debt		49,362	49,742
Less: current portion		(1,138)	(1,146)

Non-current portion		48,224	48,596

Note:

(i)

The loans from banks includes long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum obtained by the Group through banks (the “Low-interest Loans”). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue.

As at 30 June 2018, the loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2017: 1.00% to 8.30%) per annum with maturity through 2048.

(ii)	The Group obtained long-term RMB denominated loans with the interest rate of 3.8% per annum from China Telecommunications Corporation on 25 December 2017, which are repayable within 3 to 5 years.

The Group’s short-term and long-term debt do not contain any financial covenants. As at 30 June 2018, the Group had unutilised committed credit facilities amounting to RMB153,827 million (31 December 2017: RMB154,793 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

9.	Accounts Payable

Accounts payable are analysed as follows:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Third parties	92,771	93,324
China Telecom Group	22,852	22,682
China Tower	3,274	2,611
Other telecommunications operators in the PRC	550	704

	119,447	119,321

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Due within 1 month or on demand	22,951	27,502
Due after 1 month but within 3 months	15,633	17,257
Due after 3 months but within 6 months	28,596	26,603
Due after 6 months	52,267	47,959

	119,447	119,321

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

10.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2018 RMB millions	31 December 2017 RMB millions	30 June 2018 RMB millions	31 December 2017 RMB millions	30 June 2018 RMB millions	31 December 2017 RMB millions

Provisions and impairment losses, primarily for doubtful debts	2,215	1,626	—	—	2,215	1,626
Property, plant and equipment and others	3,879	3,782	(10,418)	(7,789)	(6,539)	(4,007)
Deferred revenues and installation costs	54	71	(39)	(52)	15	19
Available-for-sale equity securities	—	—	—	(169)	—	(169)
Equity instruments at fair value through other comprehensive income	—	—	(92)	—	(92)	—

	6,148	5,479	(10,549)	(8,010)	(4,401)	(2,531)

	Balance at 31 December 2017 RMB millions	Change in accounting policy RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 30 June 2018 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,626	203	386	2,215
Property, plant and equipment and others	(4,007)	(1,066)	(1,466)	(6,539)
Deferred revenues and installation costs	19	—	(4)	15
Available-for-sale equity securities	(169)	169	—	—
Equity instruments at fair value through other comprehensive income	—	(169)	77	(92)

	(2,531)	(863)	(1,007)	(4,401)

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

11.	Operating Revenues

Disaggregation of revenue

		Six-month period ended 30 June
	Notes	2018 RMB millions	2017 RMB millions (restated)

Type of goods or services

Revenue from contracts with customers
Voice services	(i)	26,679	31,862
Internet services	(ii)	96,010	84,768
Information and application services	(iii)	42,581	37,508
Telecommunications network resource and equipment services	(iv)	10,033	9,655
Sales of goods and others	(v)	16,233	19,223

Subtotal		191,536	183,016
Revenue from other sources	(vi)	1,493	1,299

Total operating revenues		193,029	184,315

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charge to customers for the provision of Internet access services.
(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent primarily the amount of fees charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(v)	Represent primarily revenue from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).
(vi)	Represent primarily revenue from property rental and other revenues.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

12.	Network Operations and Support Expenses

		Six-month period ended 30 June
	Note	2018 RMB millions	2017 RMB millions (restated)

Operating and maintenance		28,677	23,320
Utility		7,054	7,665
Property rental and management fee	(i)	13,872	13,074
Others		4,581	4,402

		54,184	48,461

Note:

(i)	Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (hereinafter referred to as the “tower assets lease fee”).

13.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	Six-month period ended 30 June
	2018 RMB millions	2017 RMB millions (restated)

Network operations and support	22,692	21,673
Selling, general and administrative	9,957	9,104

	32,649	30,777

14.	Other Operating Expenses

		Six-month period ended 30 June
	Notes	2018 RMB millions	2017 RMB millions (restated)

Interconnection charges	(i)	6,226	5,914
Cost of goods sold	(ii)	14,266	17,136
Donations		3	4
Others	(iii)	795	837

		21,290	23,891

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

14.	Other Operating Expenses (continued)

Notes:

(i)

Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.

(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

15.	Net Finance Costs

	Six-month period ended 30 June
	2018 RMB millions	2017 RMB millions (restated)

Interest expense incurred	1,769	2,032
Less: Interest expense capitalised*	(104)	(176)

Net interest expense	1,665	1,856
Interest income	(145)	(137)
Foreign exchange losses	310	79
Foreign exchange gains	(316)	(26)

	1,514	1,772

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%–4.4%	3.2%–4.9%

16.	Income Tax

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2018 RMB millions	2017 RMB millions (restated)

Provision for PRC income tax	3,363	2,520
Provision for income tax in other tax jurisdictions	81	39
Deferred taxation	1,084	1,531

	4,528	4,090

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

16.	Income Tax (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
	Notes	2018 RMB millions	2017 RMB millions (restated)

Profit before taxation		18,159	16,703

Expected income tax expense at statutory tax rate of 25%	(i)	4,540	4,176
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(151)	(203)
Differential tax rate on other subsidiaries’ income	(ii)	(31)	(19)
Non-deductible expenses	(iii)	172	180
Non-taxable income	(iv)	(37)	(42)
Others	(v)	35	(2)

Actual income tax expense		4,528	4,090

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 34%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

17.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 million in respect of the year ended 31 December 2016 was declared, and paid on 21 July 2017.

The Board of Directors has resolved not to pay an interim dividend.

18.	Basic Earnings Per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2018 and 2017 is based on the profit attributable to equity holders of the Company of RMB13,570 million and RMB12,555 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

19.	Capital Commitments

As at 30 June 2018 and 31 December 2017, the Group had capital commitments as follows:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Contracted for but not provided
Property	700	346
Telecommunications network plant and equipment	8,601	10,900

	9,301	11,246

20.	Fair Value Measurements of Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, equity instrument at fair value through other comprehensive income, accounts receivable and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

20.	Fair Value Measurements of Financial Instruments (continued)

Fair Value Measurements

Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1:	fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2:	fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3:	fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and equity instruments at fair value through other comprehensive income) approximate their carrying amounts due to the short-term maturity of these instruments.

The listed equity securities investment included in Group’s equity instruments at fair value through other comprehensive income are categorised as level 1 financial instruments. The fair value of the Group’s listed equity securities investment is RMB661 million as at 30 June 2018 (31 December 2017: RMB969 million), based on quoted market price on PRC stock exchanges. The Group’s other equity investments, included in equity instruments at fair value through other comprehensive income, are unlisted equity interests.

The fair value of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (31 December 2017: 1.0% to 4.9%). As at 30 June 2018 and 31 December 2017, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	30 June 2018		31 December 2017
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions

Long-term debt	49,362	48,112	49,742	48,256

During both periods, there were no transfers among instruments in level 1, level 2 or level 3.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

21.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month period ended 30 June
	Notes	2018 RMB millions	2017 RMB millions (restated)

Construction and engineering services	(i)	7,544	8,579
Receiving ancillary services	(ii)	7,461	6,591
Interconnection revenues	(iii)	23	24
Interconnection charges	(iii)	96	83
Receiving community services	(iv)	1,317	1,223
Net transaction amount of centralised services	(v)	346	450
Property lease income	(vi)	18	15
Property lease expenses	(vi)	272	212
Provision of IT services	(vii)	207	194
Receiving IT services	(vii)	624	1,006
Purchases of telecommunications equipment and materials	(viii)	1,438	1,750
Sales of telecommunications equipment and materials	(viii)	1,942	1,151
Internet applications channel services	(ix)	129	180
Interest on amounts due to and loans fromChina Telecom Group*	(x)	1,046	1,339
Others*	(xi)	92	81

*

These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements under Rules 14A.76 or 14A.90 of the Listing Rules.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

21.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Notes:

(i)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(ii)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(iii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)

Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.

(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent IT services provided to and received from China Telecom Group.
(viii)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ix)

Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.

(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 8).
(xi)

Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibres within its service regions and certain land use rights.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

21.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarised as follows:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Accounts receivable	3,050	1,502
Contract assets	21	—
Prepayments and other current assets	857	774

Total amounts due from China Telecom Group	3,928	2,276

Accounts payable	22,852	22,682
Accrued expenses and other payables	7,229	1,838
Contract liabilities	318	—
Short-term debt	13,677	19,098
Long-term debt	40,000	40,000

Total amounts due to China Telecom Group	84,076	83,618

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 8.

As at 30 June 2018 and 31 December 2017, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

21.	Related Party Transactions (continued)

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

		Six-month period ended 30 June
	Notes	2018 RMB millions	2017 RMB millions

Tower assets lease fee	(i)	7,841	7,569
Provision of IT services	(ii)	19	10

Notes:

(i)	Represent amounts paid and payable to China Tower for the lease of telecommunications towers and related assets.
(ii)	Represent IT services provided to China Tower.

Amounts due from/to China Tower are summarised as follows:

	30 June 2018 RMB millions	31 December 2017 RMB millions

Accounts receivable	10	5
Prepayments and other current assets	323	2,152

Total amounts due from China Tower	333	2,157

Accounts payable	3,274	2,611

Accrued expenses and other payables	1,349	1,374
Contract liabilities	43	—

Total amounts due to China Tower	4,666	3,985

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 30 June 2018 and 31 December 2017, no material allowance for doubtful debts was recognised in respect of amounts due from China Tower.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

21.	Related Party Transactions (continued)

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month period ended 30 June
	2018 RMB thousands	2017 RMB thousands

Short-term employee benefits	2,855	2,771
Post-employment benefits	348	412

	3,203	3,183

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 21% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the six-month period ended 30 June 2018 were RMB3,492 million (six-month period ended 30 June 2017: RMB3,390 million).

The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2018 was RMB592 million (31 December 2017: RMB569 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2018

21.	Related Party Transactions (continued)

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 21(a)) and China Tower (Note 21(b)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

22.	Events after the end of the Reporting Period

On 8 August 2018, China Tower listed on the Main Board of The Stock Exchange of Hong Kong Limited, and made an offering of 43,114,800,000 new ordinary shares (including both Hong Kong and International offerings, assuming no exercise of the over-allotment option) at a price of HK$1.26 (equivalent to approximately RMB1.10) per share. The listing of China Tower led to an increase in the balance of interests in associates of the Group’s interest in China Tower.

Other Information

Management Discussion and Analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed in this report, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2017 Annual Report.

Purchase, Sale or Redemption of Securities

During the six-month period ended 30 June 2018, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2018, none of the Directors or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2018, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Changes of Directors, Supervisors and Senior Management since the Date of the 2017 Annual Report

The changes in the information relating to the Directors, Supervisors and Senior Management since the date of the Company’s 2017 Annual Report are set out below:

On 28 May 2018, Madam Cha May Lung, Laura resigned from her positions as an Independent Non-Executive Director as well as a member and the Chairlady of the Nomination Committee of the Company due to her intention to focus on other business commitments and engagements. On the same date, Madam Wang Hsuehming, the Independent Non-Executive Director of the Company, was appointed as a member and the Chairlady of the Nomination Committee of the Company.

Other Information

On 10 July 2018, Mr. Zhang Zhiyong and Mr. Liu Guiqing were appointed as Executive Vice Presidents of the Company.

On 19 July 2018, Mr. Liu Aili resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement.

On 20 July 2018, Madam Zhu Min was appointed as Executive Vice President, the Chief Financial Officer and Secretary of the Board of the Company. On the same date, Mr. Ke Ruiwen, the Executive Director and Executive Vice President of the Company, resigned from his position as a Joint Company Secretary of the Company due to change in work arrangement. The other positions held by Mr. Ke Ruiwen in the Company remain unchanged.

Meanwhile, Mr. Ke Ruiwen, the Executive Director and Executive Vice President of the Company, has resigned from the position of the Chairman of Supervisory Committee of China Tower Corporation Limited (listed in Hong Kong in August 2018). In addition, Mr. Sui Yixun, the Chairman of the Supervisory Committee of the Company, has been appointed as a Supervisor of China Tower Corporation Limited.

Mr. Ye Zhong, a Supervisor of the Company, has retired from the position of the Deputy General Manager of Zhejiang Financial Development Company and has also resigned from the positions of the Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd. and Director of Zhejiang Provincial Industry Fund Co., Ltd..

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

Other Information

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2018, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of shareholders	Number of shares	Type of shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,478,119,112 (Long position)	H shares	10.65%	1.83%	177,403,806 shares as beneficial owner; 106,449,421 shares as investment manager; 10,700 shares as trustee; and 1,194,255,185 shares as approved lending agent
	32,694,200 (Short position)	H shares	0.24%	0.04%	Beneficial owner
	1,194,255,185 (Shares available for lending)	H shares	8.61%	1.48%	Approved lending agent

Other Information

Name of shareholders	Number of shares	Type of shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity

Citigroup Inc.	1,123,929,308 (Long position)	H shares	8.10%	1.39%	28,988,971 shares as interest of controlled corporation; and 1,094,940,337 shares as approved lending agent
	9,524,716 (Short position)	H shares	0.07%	0.01%	Interest of controlled corporation
	1,094,940,337 (Shares available for lending)	H shares	7.89%	1.35%	Approved lending agent
Templeton Global Advisors Limited	1,109,928,355 (Long position)	H shares	8.00%	1.37%	Investment manager
BlackRock, Inc.	1,108,935,253 (Long position)	H shares	7.99%	1.37%	Interest of controlled corporation
	994,000 (Short position)	H shares	0.01%	0.00%	Interest of controlled corporation
GIC Private Limited	838,531,200 (Long position)	H shares	6.04%	1.04%	Investment manager
Templeton Investment Counsel, LLC	694,040,270 (Long position)	H shares	5.00%	0.86%	Investment manager

Save as disclosed above, as at 30 June 2018, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the Company.

Other Information

Audit Committee

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2018.

Compliance with the Corporate Governance Code

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, continuously developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2018. In the Company’s opinion, through supervision by the Board of Directors and Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations around the world also have similar arrangements. In addition, Mr. Yang Jie, the Chairman of the Company, was unable to attend the annual general meeting of the Company for the year 2017 convened on 28 May 2018 due to other important work arrangement. The Company attaches high regards on the annual general meeting which provides an opportunity for direct communication between the Board of Directors of the Company and the shareholders. Therefore, the Chairman has appointed another executive director to chair the said annual general meeting and answer the questions raised by the shareholders.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Listing Rules throughout the six-month period ended 30 June 2018.

Compliance with the Model Code for Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, the Company’s Directors and Supervisors have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions for the period from 1 January 2018 to 30 June 2018.

Exhibit 1.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS,

PROPOSED ELECTION OF DIRECTORS AND SUPERVISOR

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A letter from the Board is set out on pages 5 to 17 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 18 to 19 of this circular. A letter from Somerley Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 20 to 37 of this circular.

A notice dated 10 September 2018 convening an Extraordinary General Meeting of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 26 October 2018 at 9:00 a.m. is set out on pages 41 to 43 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

10 September 2018

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Agreements”	the Ancillary Telecommunications Services Framework Agreement and the Engineering Framework Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with its term from 1 January 2019 to 31 December 2021

“Annual Caps”	the maximum aggregate annual values

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“connected person”	has the meaning ascribed to it in the Listing Rules

DEFINITIONS

“Continuing Connected Transactions”	the continuing connected transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 26 October 2018, the notice of which is set out in this circular, or any adjournment thereof

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with its term from 1 January 2019 to 31 December 2021

“Group”	the Company and its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this circular are translated from Renminbi at HK$1.00 = RMB0.8672. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming, formed to advise the Independent Shareholders in respect of, among others, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

DEFINITIONS

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among others, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“Latest Practicable Date”	6 September 2018, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Renewed Annual Caps”	the renewed Annual Caps for the Continuing Connected Transactions contemplated under the Agreements for the three years ending 31 December 2019, 2020 and 2021

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

DEFINITIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Yang Jie	31 Jinrong Street
Ke Ruiwen	Xicheng District
Gao Tongqing	Beijing 100033, PRC
Chen Zhongyue
Place of business in Hong Kong:
Non-Executive Director:	38th Floor
Chen Shengguang	Everbright Centre
108 Gloucester Road
Independent Non-Executive Directors:	Wanchai, Hong Kong
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming

10 September 2018

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS,

PROPOSED ELECTION OF DIRECTORS AND SUPERVISOR

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

We refer to the announcement of the Company dated 20 August 2018, in which the Board announced that the Company and China Telecommunications Corporation have entered into supplemental agreements on 20 August 2018 and renewed the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for a further term of three years from 1 January 2019 to 31 December 2021, subject to the requisite approval of the Independent Shareholders being obtained. The pricing terms of the Agreements are set out in this letter.

The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2018 under their current terms.

LETTER FROM THE BOARD

As at the Latest Practicable Date, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is a connected person of the Company pursuant to Chapter 14A of the Listing Rules and the transactions contemplated under the Agreements constitute Continuing Connected Transactions of the Company.

As certain applicable percentage ratios (excluding the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 are expected to exceed 5%, such Continuing Connected Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the renewal of the Continuing Connected Transactions and the Renewed Annual Caps applicable thereto. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the renewal of the Continuing Connected Transactions and the Renewed Annual Caps applicable thereto.

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM, including, among other things, further particulars of:

(i)	details of the renewal of the Continuing Connected Transactions and the Renewed Annual Caps applicable thereto;

(ii)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(iii)	the letter from Somerley containing its advice to the Independent Board Committee and the Independent Shareholders;

(iv)	details of the proposed election of Directors;

(v)	details of the proposed election of Supervisor; and

(vi)	the notice of the EGM.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

On 20 August 2018, the Board approved, among other things, (i) the continuing connected transactions contemplated under the Engineering Framework Agreement and the Renewed Annual Caps applicable thereto; and (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the Renewed Annual Caps applicable thereto.

LETTER FROM THE BOARD

Engineering Framework Agreement

The Engineering Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of three years from 1 January 2019 to 31 December 2021. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 20 August 2018, China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference. According to applicable laws, the charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 (equivalent to approximately HK$1,153,137) or engineering construction projects with a value of over RMB4,000,000 (equivalent to approximately HK$4,612,546) shall be the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The Group shall solicit at least three tenderers for the tender process. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations, both parties agreed to apply such amended rules and regulations and no amendment to the supplemental agreement is required.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

LETTER FROM THE BOARD

During the current term of the Engineering Framework Agreement from 1 January 2016 to the date of this circular, the Company has engaged Independent Third Parties to provide services mentioned in the Engineering Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable transactions. For the sake of prudence and enhanced corporate governance, the Group would generally obtain information on the market rates by selecting services providers for most of the services mentioned in the Engineering Framework Agreement through tender processes which were in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. During the current term of the Engineering Framework Agreement from 1 January 2016 to the date of this circular, the Company had rarely encountered situations where fewer than three tenderers were solicited, in light of the considerable number of market participants providing the relevant services. In the event that fewer than three tenderers are solicited, the Group would adopt corresponding measures strictly in accordance with the nation’s relevant laws and regulatory requirements and internal control procedures as appropriate in light of the circumstances, and to conduct a further tender process after analysing the reasons for the unsuccessful tender in accordance with laws and if fewer than three tenderers are solicited even after the further tender, after obtaining approval pursuant to the Company’s internal control management requirements, to adopt open evaluation of two qualified tenderers or to end the tender process, or to adopt other methodologies to conduct relevant procurements. The Group has adopted internal management measures on tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and has adopted the relevant management measures including the “China Telecom Group Management Measures on Procurement” and the “China Telecom Group Management Measures on Procurement, Invitation for Tenders and Placing of Tenders”. The procurement management department and the internal audit department of the Company are responsible for monitoring whether such internal measures have been adhered to in the tender processes.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

LETTER FROM THE BOARD

During the current term of the Ancillary Telecommunications Services Framework Agreement from 1 January 2016 to the date of this circular, the Company has engaged Independent Third Parties to provide services mentioned in the Ancillary Telecommunications Services Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable services. In determining the market prices by identifying at least two similar and comparable transactions, depending on the potential transaction values, the Company would either initiate a tender process in accordance with the internal management measures on procurement and tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or through open procurement of not less than two prices of similar and comparable transactions by Independent Third Parties for comparative selection, price enquiries or competitive negotiation. In conducting open procurement, and where it is not practicable to use the above methods to ascertain the market rates, the Company would consider for reference the prices determined by public tender processes for similar recent transactions in other comparable geographical areas, the prices determined by public tender processes for past similar transactions in the same geographical areas, as well as the prices determined by public tender processes for both recent and past similar transactions of other companies in the same geographical areas in order to ensure that the market rates are used for the continuing connected transactions. Where it is not practicable to consider the profit margins of two similar and comparable transactions with Independent Third Parties, and a reasonable profit margin has to be determined, the Company would normally consider for reference the recent profit margins of enterprises engaging in providing similar services in other industries. During the current term of the Ancillary Telecommunications Services Framework Agreement from 1 January 2016 to the date of this circular, in light of the considerable number of market participants providing the relevant services, the Company had rarely encountered situations where it had to determine the “reasonable profit margin’ in the abovementioned ways, and did not encounter significant difficulty when practically implementing the methodologies for determining market rates.

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years from 1 January 2019 to 31 December 2021. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Reasons for and Benefits of the Transactions Contemplated under the Agreements

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

LETTER FROM THE BOARD

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

THE RENEWED ANNUAL CAPS

Under Rules 14A.53 and 14A.68(4) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The historical amounts, the Annual Caps for the year ending 31 December 2018 and the Renewed Annual Caps for the three years ending 31 December 2019, 2020 and 2021 for each of the transactions contemplated under the Agreements are set out below:

Agreements	Audited historical amount for the year ended 31 December 2016	Audited historical amount for the year ended 31 December 2017	Unaudited historical amount for the period from 1 January to 30 June 2018	Annual Caps for the year ending 31 December 2018	Renewed Annual Caps for the year ending 31 December 2019	Renewed Annual Caps for the year ending 31 December 2020	Renewed Annual Caps for the year ending 31 December 2021

Engineering Framework Agreement	RMB18,936 million (equivalent to HKD21,836 million)	RMB18,672 million (equivalent to HKD21,531 million)	RMB7,544 million (equivalent to HKD8,699 million)	RMB19,500 million (equivalent to HKD22,486 million)	RMB23,000 million (equivalent to HKD26,522 million)	RMB30,000 million (equivalent to HKD34,594 million)	RMB32,000 million (equivalent to HKD36,900 million)

Ancillary Telecommunications Services Framework Agreement	RMB13,938 million (equivalent to HKD16,072 million)	RMB16,072 million (equivalent to HKD18,533 million)	RMB7,461 million (equivalent to HKD8,604 million)	RMB17,000 million (equivalent to HKD19,603 million)	RMB22,000 million (equivalent to HKD25,369 million)	RMB24,000 million (equivalent to HKD27,675 million)	RMB26,500 million (equivalent to HKD30,558 million)

As far as the Directors are aware, none of the Annual Caps of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2018 has been exceeded as at the Latest Practicable Date. Each of the Annual Caps of the Agreements for the three years ending 31 December 2019, 2020 and 2021 have been determined by reference to the nature of the transactions contemplated under the respective Agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2019, 2020 and 2021.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Engineering Framework Agreement is mainly attributable to the impact of the scale and structure of capital expenditure of the Company. As the coming two to three years will be an important stage of network intelligentisation reforms and upgrade as well as 5G development, the Company is required to maintain requisite capital expenditure. In addition, as a result of the continuous improvement of the capability of offering engineering design and installation services, China Telecommunications Corporation and/or its associates will have more competitive advantages than third-party vendors which will enable them to fulfill the needs for the Company’s future developments. Therefore, it is anticipated that the Company’s demand for engineering services will increase. Meanwhile, the year 2020 is expected to be the development phase of 5G commercial use after completion of relevant preparation work. Accordingly, the 2020 Annual Cap will have a relatively substantial increase as compared to the 2019 Annual Cap.

LETTER FROM THE BOARD

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the gradual expansion of subscribers scale, business volume and network scale of the Company year on year. It is anticipated that the demand for the services for corporate development, customers retention, outsourced network repairs, installation and relocation of equipment will continue to increase. In addition, as a result of the continuous improvement of the capability of offering ancillary telecommunications services, China Telecommunications Corporation and/or its associates will have more competitive advantages than the third-party vendors which will enable them to fulfill the needs for the Company’s future developments. Therefore, it is anticipated that the Company’s demand for ancillary telecommunications services will increase. The relatively substantial increase in the 2019 Annual Cap as compared to the 2018 Annual Cap is mainly due to (a) the trend of increasing number of subscribers of various services of the Company including mobile services, e-Surfing HD and Internet of Things (IoT) as disclosed in the 2018 Interim Results Announcement of the Company, and the corresponding increase in demand for the relevant repairs, maintenance and customer services; and (b) the management having considered the historical utilisation rates of the Annual Caps in determining the Renewed Annual Caps. In light of the relatively high utilisation rates of the Annual Caps for the past years under the Ancillary Telecommunication Services Framework Agreement, the management has allowed a reasonable buffer for the Renewed Annual Caps in order to enable the Company to react to unforeseen circumstances in a flexible manner.

The consideration under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transactions models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The relevant business departments and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies principles as set out in the agreements of continuing connected transactions, which should be fair and reasonable and subject to the review of the finance department.

The legal department regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates connected transactions into the scope of annual internal control assessment and reports the results to the management.

LETTER FROM THE BOARD

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company would conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from Independent Third Parties; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the risk management and internal control systems of the Company for each financial year. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

LISTING RULES IMPLICATIONS

The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement were entered into between the Company and China Telecommunications Corporation. As at the Latest Practicable Date, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is a connected person of the Company pursuant to Chapter 14A of the Listing Rules and the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement constitute Continuing Connected Transactions of the Company.

LETTER FROM THE BOARD

As certain applicable percentage ratios (excluding the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 are expected to exceed 5%, such Continuing Connected Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Details of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.71 and 14A.72 of the Listing Rules.

RECOMMENDATION

The Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise the Independent Shareholders in respect of the Continuing Connected Transactions. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 18 to 19 of this circular.

The Company has appointed Somerley to advise the Independent Board Committee and the Independent Shareholders in respect of the renewal of the Continuing Connected Transactions. A letter from Somerley containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 20 to 37 of this circular.

The Board has passed resolutions to approve, among others, the renewal of the Agreements of Continuing Connected Transactions. Save for Mr. Yang Jie, who also serves as the Chairman of China Telecommunications Corporation and has therefore abstained from voting on the relevant board resolutions in respect of, among others, the renewal of the Agreements, none of the Directors had a material interest in the transactions contemplated under the Agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the renewal of the Agreements.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolutions at the EGM in respect of, among others, the renewal of the Continuing Connected Transactions.

LETTER FROM THE BOARD

PROPOSED ELECTION OF DIRECTORS

Reference is made to the announcement of the Company dated 20 July 2018 in relation to the appointment and change of important executive positions and proposed appointment of Directors. The Board has proposed to appoint Madam Zhu Min (“Madam Zhu”) and Mr. Yeung Chi Wai, Jason (“Mr. Yeung”) as an Executive Director and Independent Non-Executive Director of the Company, respectively and ordinary resolutions will be proposed to the Shareholders at the EGM for their consideration and approval.

The biographical details of the proposed Directors are set out below:

Madam Zhu Min, age 53, is an Executive Vice President, the Chief Financial Officer and Secretary of the Board of the Company. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and Director of Shanghai Pudong Development Bank Co., Ltd.. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

Mr. Yeung Chi Wai, Jason, age 63, is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd. and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non- Executive Director of AviChina Industry & Technology Company Limited. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited and was also a partner of Woo, Kwan, Lee, & Lo. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

LETTER FROM THE BOARD

Mr. Yeung, the Nominee for Independent Director, has confirmed to the Company that he is in compliance with the requirements of independence pursuant to Rule 3.13 of the Listing Rules. The Company has conducted assessment on his independence, and is of the view that he complies with the guidelines on independence as set out in Rule 3.13 of the Listing Rules and that he is considered as independent in accordance with the provisions of the guidelines. The Nomination Committee and the Board of the Company are of the view that by virtue of his extensive experience in handling legal, compliance and regulatory matters, as well as the profound knowledge in relevant laws and regulations, the election of the Nominee for Independent Director, Mr. Yeung to be the Independent Director of the Company can enhance the level of management of the Company, while promoting the independence and objectiveness in decision-making of the Board and the comprehensive and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole.

Save as disclosed above, Madam Zhu and Mr. Yeung did not hold any directorship in any other listed companies nor take up any position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Madam Zhu and Mr. Yeung do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointments of Madam Zhu and Mr. Yeung that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any matters which need to be brought to the attention of the Shareholders.

Upon the appointments of Madam Zhu and Mr. Yeung as Directors of the Company having been approved at the EGM, the Company will enter into service contracts with Madam Zhu and Mr. Yeung, respectively (with effect from the date of passing the relevant resolutions until the annual general meeting of the Company for the year 2019 to be held in year 2020). The Board, after obtaining the authorisation at the EGM, will determine the remuneration of Madam Zhu and Mr. Yeung with reference to their duties, responsibilities, experience as well as the current market conditions. Further details will be disclosed following the determination of their remuneration.

Recommendation

The Board considers that the proposed election of Directors are in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

PROPOSED ELECTION OF SUPERVISOR

Reference is made to the announcement of the Company dated 20 August 2018 in relation to the proposed appointment of Supervisor of the Company. The Supervisory Committee has nominated Mr. Xu Shiguang (“Mr. Xu”) as a Supervisor and an ordinary resolution will be proposed to the Shareholders at the EGM for their consideration and approval.

LETTER FROM THE BOARD

The biographical details of the proposed Supervisor is set out below:

Mr. Xu Shiguang, age 39, is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University and is studying the PhD course at the Chinese Academy of Fiscal Sciences. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

Save as disclosed above, Mr. Xu did not hold any directorship in any other listed companies nor take up any position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Xu does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Xu that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any matters which need to be brought to the attention of the Shareholders.

Upon the appointment of Mr. Xu as a Supervisor of the Company having been approved at the EGM, the Company will enter into a service contract with Mr. Xu (with effect from the date of passing the relevant resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020). The Supervisory Committee, after obtaining the authorisation at the EGM, will determine the remuneration of Mr. Xu with reference to his duties, responsibilities, experience as well as the current market conditions. Further details will be disclosed following the determination of his remuneration.

Recommendation

The Board considers that the proposed election of Supervisor is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM is set out on pages 41 to 43 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 5 October 2018.

Pursuant to Rule 14A.36 of the Listing Rules, any Shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the renewal of the Continuing Connected Transactions at the EGM.

LETTER FROM THE BOARD

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the General Affairs Office of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the notice of the EGM set out on pages 41 to 43 of this circular and the additional information set out in the appendix to this circular.

By Order of the Board,

China Telecom Corporation Limited

Yang Jie

Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

10 September 2018

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

We refer to the circular (the “Circular”) dated 10 September 2018 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 20 August 2018, the Board announced that the Company and China Telecommunications Corporation have entered into supplemental agreements on 20 August 2018 and renewed the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for a further term of three years from 1 January 2019 to 31 December 2021, subject to the requisite approval of the Independent Shareholders being obtained.

The Independent Board Committee was formed in order to make a recommendation to the Independent Shareholders as to, in its view, whether the terms of and the Renewed Annual Caps for each of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, and whether the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole.

Somerley Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of and the Renewed Annual Caps for the Continuing Connected Transactions.

The terms of, and the reasons for entering into the Continuing Connected Transactions, and the Renewed Annual Caps thereto, are set out in the Letter from the Board on pages 5 to 17 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Continuing Connected Transactions and the basis upon which their terms as well as the Renewed Annual Caps have been determined.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the renewal of the Continuing Connected Transactions, as set out in the letter from Somerley on pages 20 to 37 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of and the Renewed Annual Caps for each of the Continuing Connected Transactions are on normal commercial terms or better and in the ordinary and usual course of business of the Group, are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the renewal of each of the Continuing Connected Transactions and the transactions contemplated thereunder, as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully,

Tse Hau Yin, Aloysius

Xu Erming

Wang Hsuehming

Independent Board Committee

LETTER FROM SOMERLEY

The following is the full text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor China Building 29 Queen’s Road Central Hong Kong

10 September 2018

To:	the Independent Board Committee and the Independent Shareholders of China Telecom Corporation Limited

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in respect of the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2019, 2020 and 2021. Details of the Continuing Connected Transactions (including the Renewed Annual Caps) are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 10 September 2018 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context requires otherwise.

As stated in the letter from the Board in the Circular, the Company and China Telecommunications Corporation have entered into supplemental agreements on 20 August 2018 and renewed the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for a further term of three years from 1 January 2019 to 31 December 2021.

As at the Latest Practicable Date, China Telecommunications Corporation held approximately 70.89% of the issued share capital of the Company. Since China Telecommunications Corporation is the controlling shareholder of the Company, it is therefore a connected person of the Company. Accordingly, the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

LETTER FROM SOMERLEY

As certain applicable percentage ratios (excluding the profits ratio) calculated by reference to the Renewed Annual Caps are more than 5%, the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee, comprising all of the independent non-executive Directors, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise and make recommendation to the Independent Shareholders on the Continuing Connected Transactions (including the Renewed Annual Caps). We, Somerley Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

We are not associated with the Company and China Telecommunications Corporation or their respective core connected persons, close associates or associates and accordingly are considered to be eligible to give independent advice on the Continuing Connected Transactions (including the Renewed Annual Caps). Apart from normal professional fee payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company and China Telecommunications Corporation or their respective core connected persons, close associates or associates.

In formulating our opinion, we have reviewed, amongst other things, the announcement of the Company dated 20 August 2018 in relation to the Continuing Connected Transactions, the Agreements, the Renewed Annual Caps together with the relevant supporting documents, the annual reports of the Company for the eight years ended 31 December 2010 to 31 December 2017 (the “Annual Reports”), the 2017 annual results presentation of the Company, the interim results announcement of the Company for the six months ended 30 June 2018 (the “2018 Interim Results Announcement”), the 2018 interim results presentation of the Company and the information contained in the Circular. We have also discussed with and reviewed information provided by management of the Group (the “Management”) regarding the businesses of the Group and the prospects of conducting the Continuing Connected Transactions.

We have relied on the information and facts supplied, and the opinions expressed to us, by the Company, the Directors and management of the Group and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received to be sufficient for us to reach an informed view and have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Group, nor have we carried out any independent verification of the information supplied.

LETTER FROM SOMERLEY

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation with regard to the Continuing Connected Transactions (including the Renewed Annual Caps), we have taken into account the principal factors and reasons set out below.

1.	Information on the Company and China Telecommunications Corporation

China Telecommunications Corporation is a state-owned enterprise established under the laws of the PRC on 17 May 2000. As at the Latest Practicable Date, China Telecommunications Corporation held approximately 70.89% of the issued share capital of the Company and is the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

The Company is a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services.

Set out below is the summarised consolidated financial information of the Group for the two years ended 31 December 2016 and 2017 and the six months ended 30 June 2017 and 2018, as extracted from the relevant Annual Reports and the 2018 Interim Results Announcement and the 2018 interim results presentation of the Company, respectively:

	For the six months ended 30 June		For the year ended 31 December
	2018	2017	2017	2016
	(RMB million)	(RMB million)	(RMB million)	(RMB million)
		(restated)		(restated)

Operating revenues	193,029	184,315	366,229	352,534
Operating expenses	(173,872)	(166,308)	(339,009)	(325,314)
Operating profit	19,157	18,007	27,220	27,220
Profit before taxation	18,159	16,703	24,953	24,116
Profit attributable to equity holders of the Company	13,570	12,555	18,617	18,018
EBITDA[1]	55,858	52,444	102,171	95,162
Capital expenditure	32,947	41,119	88,712	96,817

[1]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.

LETTER FROM SOMERLEY

	As at 30 June	As at 31 December
	2018	2017	2016
	(RMB million)	(RMB million)	(RMB million)
			(restated)

Total assets	662,299	661,194	652,558
Total liabilities	326,754	334,497	336,210
Total equity attributable to equity holders of the Company	334,655	325,867	315,377

Operating revenues of the Group increased from RMB352,534 million for the year ended 31 December 2016 to RMB366,229 million for the year ended 31 December 2017, representing an increase of approximately 3.9%. As set out in the relevant Annual Reports, such revenue increment was attributed to the increase in revenue from Internet services by approximately 14.7%, which accounted for approximately 47.1% of operating revenues. However, the revenue from voice services was impacted by the substitution effect of mobile Internet services at the same time, leading to a decrease of approximately 12.1%. In addition, the decline of other operating revenues had also offset the increase in revenue from information and application services and telecommunications network resource services and lease of network equipment. On the other hand, operating expenses increased by approximately 4.2% from RMB325,314 million for the year ended 31 December 2016 to RMB339,009 million for the year ended 31 December 2017. In overall, profit attributable to equity holders of the Company slightly increased by approximately 3.3% from RMB18,018 million for the year ended 31 December 2016 to RMB18,617 million for the year ended 31 December 2017. Lastly, capital expenditure of the Group fell by approximately 8.4% to RMB88,712 million for the year ended 31 December 2017 as a result of the Group’s continuous enhancement of 4G and fibre network coverage, which such relevant portion of capital expenditure had continued to decrease. In particular, capital expenditure in relation to 4G network and broadband and Internet reduced by approximately 13.0% for the year ended 31 December 2017 while the capital expenditure in information and application services and infrastructure and others increased by approximately 16.4% for the year ended 31 December 2017.

As noted from the 2018 Interim Results Announcement, the Group recorded an increase in operating revenues of approximately 4.7% from RMB184,315 million for the six months ended 30 June 2017 to RMB193,029 million for the six months ended 30 June 2018. The improvement in financial performance was supported by the net increases in total number of mobile subscribers, wireline broadband subscribers and e-Surfing HD subscribers. In addition, the Group’s continual effort in revenue structure optimisation has led to higher revenues contributed by the emerging businesses, amounting to approximately 51.2% of the service revenues2 for the six months ended 30 June 2018, representing an increase of 6.1 percentage points over the same period last year. Meanwhile, operating expenses increased by approximately 4.5% to RMB173,872 million for the six months ended 30 June 2018. In overall, profit attributable to equity holders of the Company increased by approximately 8.1% from RMB12,555 million for the six months ended 30 June 2017 to RMB13,570 million for the six months ended 30 June 2018. Lastly, capital expenditure fell by approximately 19.9% to approximately RMB32,947 million as a result of the Group’s persistent and careful control and, in particular, we note from the 2018 interim results presentation of the Company that capital expenditure in 4G network and broadband and Internet had also continued to drop.

[2]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.

LETTER FROM SOMERLEY

2.	Background of the Continuing Connected Transactions

The Company and China Telecommunications Corporation entered into the Agreements on 30 August 2006, and renewed the continuing connected transactions contemplated under the Agreements since then, and under the current terms, the Agreements will expire on 31 December 2018. On 20 August 2018, the Company and China Telecommunications Corporation entered into supplemental agreements and renewed the Agreements on the same terms (except for the pricing terms of the Engineering Framework Agreement) for a further term of three years from 1 January 2019 to 31 December 2021.

Pursuant to the Engineering Framework Agreement, China Telecommunications Corporation and/or its associates through bids provide the Group with services such as construction, design, equipment installation and testing and/or engineering project supervision services.

Pursuant to the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services.

3.	Reasons for and benefits of the renewal of the Agreements

The Group and China Telecommunications Corporation and/or its associates have established a long-term cooperative relationship through the mutual provision of ongoing telecommunications and other services through entering into of various agreements including, among others, the Agreements.

As mentioned in the letter from the Board in the Circular, the historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses. Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

LETTER FROM SOMERLEY

Having considered (i) the long-established and historical cooperative business relationship between the Group and China Telecommunications Corporation and/or its associates enabling the Group to obtain the aforementioned services in a more stable, responsive and efficient way; and (ii) the nature of and the transactions contemplated under the Agreements, we concur with the view of the Directors that the renewal of the Agreements is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

4.	Principal terms of the Agreements

(I)	The Engineering Framework Agreement

(a)	Parties

(i)	The Company

(ii)	China Telecommunications Corporation

(b)	Terms

The Company renewed the Engineering Framework Agreement on the same terms (except for the pricing terms) for a period of three years commencing on 1 January 2019 and expiring on 31 December 2021.

(c)	Scope

The transactions contemplated under the Engineering Framework Agreement include construction, design, equipment installation and testing and/or engineering project supervision services (the “Engineering Services”).

(d)	Pricing

Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 20 August 2018, the service charges payable shall be determined in accordance to the followings:

(i)

with reference to the market rates, which shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Engineering Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

LETTER FROM SOMERLEY

(ii)

according to applicable laws, the charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 (equivalent to approximately HK$1,153,137) or engineering construction projects with a value of over RMB4,000,000 (equivalent to approximately HK$4,612,546) shall be the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The Group shall solicit at least three tenderers for the tender process. In the circumstances where there are amended rules or regulations in respect of tender scope and scale of engineering construction projects promulgated by PRC laws and regulations, both parties agree to apply such amended rules and regulations and no amendment to the supplemental agreement is required.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

We have discussed with the Management and note that the Company has engaged Independent Third Parties to provide the Engineering Services during the current term of Engineering Framework Agreement from 1 January 2016 to the date of the circular and, thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable transactions. We have reviewed a number of Engineering Services contracts entered into between the Group and the Independent Third Parties and note that the Company had engaged Independent Third Parties to provide the Engineering Services as mentioned above.

We also understood from the Management that the information on the market rates of most of the Engineering Services were obtained through tender processes which were in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and included, among other things, (i) publication of public tendering invitation by the Company; (ii) participation of no less than three bidders in relation to the above public tendering; (iii) result assessments based on a scoring mechanism applied to each bidder; (iv) the entering into of contract between the Group and the selected bidder; and (v) the adherence to the Group’s internal guideline governing the Group’s public bidding policy and procedures (the “Bidding Procedures”). We have reviewed a number of Engineering Services contracts entered into between the Group and China Telecommunications Corporation and/or its associates and Independent Third Parties during the period from 1 January 2016 to the date of the circular and the relevant documents and we note that the tendering processes of these transactions were in line with the Company’s pricing policy and the Bidding Procedures as set forth above. Moreover, we note from the Management that the Company had rarely encountered situations where fewer than three tenderers were solicited, in light of the considerable number of market participants providing the relevant services. In addition, we have reviewed the Company’s 2017 internal notice governing the continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates and we note that internal control procedures including, but not limited to, internal guidance on pricing mechanism and operational procedures regarding these continuing connected transactions were in place.

LETTER FROM SOMERLEY

In the event that fewer than three tenderers are solicited, the Group would adopt corresponding measures strictly in accordance with the nation’s relevant laws and regulatory requirements and internal control procedures as appropriate in light of the circumstances, and to conduct a further tender process after analysing the reasons for the unsuccessful tender in accordance with laws and if fewer than three tenderers are solicited even after the further tender, after obtaining approval pursuant to the Company’s internal control management requirements, to adopt open evaluation of two qualified tenderers or to end the tender process, or to adopt other methodologies to conduct relevant procurements. The Group has adopted internal management measures on tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and has adopted the relevant management measures including the “China Telecom Group Management Measures on Procurement” and the “China Telecom Group Management Measures on Procurement, Invitation of Tenders and Placing of Tenders”. Based on our discussions with the Management, it was rare that fewer than three tenderers were solicited. The procurement management department and the internal audit department of the Company are responsible for monitoring whether such internal measures have been adhered to in the tender processes. In light of the above, we are of the view that the Group has appropriate internal control procedures in place to determine the estimated market prices for the Engineering Services and safeguard the interests of the Company and its Shareholders.

Furthermore, we have conducted a review of the procurement procedures and pricing policies for continuing connected transactions of certain other relevant Hong Kong listed companies and we are of the view that the pricing policies for the Engineering Services adopted by the Company are in line with, if not more stringent, than the prevailing market practices.

Based on our work above and our review of the Engineering Framework Agreement, we are of the view that the pricing and other terms to the Group set out in the Engineering Framework Agreement, in overall, are on normal commercial terms.

LETTER FROM SOMERLEY

(II)	The Ancillary Telecommunications Services Framework Agreement

(a)	Parties

(i)	The Company

(ii)	China Telecommunications Corporation

(b)	Terms

The Company renewed the Ancillary Telecommunications Services Framework Agreement on the same terms for a period of three years commencing on 1 January 2019 and expiring on 31 December 2021.

(c)	Scope

The transactions contemplated under the Ancillary Telecommunications Services Framework Agreement are certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services (the “Ancillary Telecommunications Services”).

(d)	Pricing

Pursuant to the Ancillary Telecommunications Services Framework Agreement, the service charges payable are calculated on the following basis:

(i)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Ancillary Telecommunications Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(ii)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the Ancillary Telecommunications Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

LETTER FROM SOMERLEY

We have discussed with the Management and note that the Company had engaged Independent Third Parties to provide the Ancillary Telecommunications Services during the current term of the Ancillary Telecommunications Services Framework from 1 January 2016 to the date of the Circular and, thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable services. We have reviewed a number of Ancillary Telecommunications Services contracts entered into between the Group and the Independent Third Parties and note that the Company had engaged Independent Third Parties to provide the Ancillary Telecommunications Services as mentioned above.

We also understood from the Management that in determining the market prices by identifying at least two similar and comparable transactions, depending on the potential transaction values, the Company would either (i) initiate a tender process in accordance with the internal management measures on procurement and tender processes which are commensurate with “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”; or (ii) through open procurement of not less than two prices of similar and comparable transactions by Independent Third Parties for comparative selection, price enquiries or competitive negotiation. We have reviewed a number of Ancillary Telecommunications Services contracts entered into between the Group and China Telecommunications Corporation and/or its associates or the Independent Third Parties and note that the Company has followed the pricing policy as set forth above.

In conducting open procurement, and where it is not practicable to use the above methods to ascertain the market rates, the Company would consider for reference (i) the prices determined by public tender processes for similar recent transactions in other comparable geographical areas; (ii) the prices determined by public tender processes for past similar transactions in the same geographical areas; and (iii) the prices determined by public tender processes for both recent and past similar transactions of other companies in the same geographical areas, in order to ensure that the market rates are used for the continuing connected transactions. We have discussed with the Management and reviewed the relevant documents of a procurement transaction determined on the above basis and note that the transaction has followed the pricing policy as set out above.

Where it is not practicable to consider the profit margins of two similar and comparable transactions with Independent Third Parties, and a reasonable profit margin has to be determined, the Company would normally consider for reference the recent profit margins of enterprises engaging in providing similar services in other industries. We note from the Management that during the current term of the Ancillary Telecommunications Services Framework Agreement from 1 January 2016 to the date of this circular, in light of the considerable number of market participants providing the relevant services, the Company had rarely encountered situations where it had to determine the “reasonable profit margin” in the abovementioned ways, and did not encounter significant difficulty when practically implementing the methodologies for determining market rates.

LETTER FROM SOMERLEY

We have reviewed the Company’s 2017 internal notice governing the continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates and we note that internal control procedures including, but not limited to, internal guidance on pricing mechanism and operational procedures regarding these continuing connected transactions were in place. Moreover, we have reviewed a number of Ancillary Telecommunications Services contracts entered into between the Group and China Telecommunications Corporation and/or its associates during the period from 1 January 2016 to the date of the circular and the relevant documents and we note that the pricing processes of these transactions were in line with the Company’s pricing policy as set forth above.

In light of the above, we are of the view that the Group has appropriate internal control procedures in place to determine the estimated market prices for the Ancillary Telecommunications Services and safeguard the interests of the Company and its Shareholders.

Furthermore, we have conducted a review of the procurement procedures and pricing policies for continuing connected transactions of certain other relevant Hong Kong listed companies and we are of the view that the pricing policies for the Ancillary Telecommunications Services adopted by the Company are in line with, if not more stringent, than the prevailing market practices.

Based on our work above and our review of the Ancillary Telecommunications Services Framework Agreement, we are of the view that the pricing and other terms to the Group set out in the Ancillary Telecommunications Services Framework Agreement, in overall, are on normal commercial terms.

LETTER FROM SOMERLEY

5.	The Renewed Annual Caps

As stated in the letter from the Board in the Circular, the historical amounts for the two years ended 31 December 2016 and 2017 and the six months ended 30 June 2018, the Annual Caps for the year ending 31 December 2018 and the Renewed Annual Caps for the three years ending 31 December 2019, 2020 and 2021, for the transactions contemplated under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement are set out below:

Agreements	Audited historical amounts for the year ended 31 December 2016	Audited historical amounts for the year ended 31 December 2017	Unaudited historical amounts for the period from 1 January to 30 June 2018	Annual Caps for the year ending 31 December 2018	Renewed Annual Caps for the year ending 31 December 2019	Renewed Annual Caps for the year ending 31 December 2020	Renewed Annual Caps for the year ending 31 December 2021

Engineering Framework Agreement	RMB18,936 million (equivalent to HKD21,836 million)	RMB18,672 million (equivalent to HKD21,531 million)	RMB7,544 million (equivalent to HKD8,699 million)	RMB19,500 million (equivalent to HKD22,486 million)	RMB23,000 million (equivalent to HKD26,522 million)	RMB30,000 million (equivalent to HKD34,594 million)	RMB32,000 million (equivalent to HKD36,900 million)

Ancillary Telecommunications Services Framework Agreement	RMB13,938 million (equivalent to HKD16,072 million)	RMB16,072 million (equivalent to HKD18,533 million)	RMB7,461 million (equivalent to HKD8,604 million)	RMB17,000 million (equivalent to HKD19,603 million)	RMB22,000 million (equivalent to HKD25,369 million)	RMB24,000 million (equivalent to HKD27,675 million)	RMB26,500 million (equivalent to HKD30,558 million)

(I)	The Engineering Framework Agreement

The historical amounts for the two years ended 31 December 2016 and 2017 were RMB18,936 million and RMB18,672 million for the Engineering Framework Agreement respectively, representing utilisation rates of approximately 94.7% and 95.8% of the respective Annual Caps. The Renewed Annual Caps in relation to the Engineering Framework Agreement for the three years ending 31 December 2019, 2020 and 2021 represent increases of approximately 17.9%, 30.4% and 6.7% respectively when compared to that of prior year.

As set out in the letter from the Board of the Circular, the increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Engineering Framework Agreement is mainly attributable to the impact of the scale and structure of capital expenditure of the Company. As the coming two to three years will be an important stage of network intelligentisation reforms and upgrade as well as 5G development, the Company is required to maintain requisite capital expenditure. In addition, as a result of the continuous improvement of the capability of offering engineering design and installation services, China Telecommunications Corporation and/or its associates will have more competitive advantages than third-party vendors which will enable them to fulfill the needs for the Company’s future developments. Therefore, it is anticipated that the Company’s demand for engineering services will increase. Meanwhile, the year 2020 is expected to be the development phase of 5G commercial use after completion of relevant preparation work. Accordingly, the 2020 Annual Cap will have a relatively substantial increase as compared to the 2019 Annual Cap.

LETTER FROM SOMERLEY

In order to assess the fairness and reasonableness of the Renewed Annual Caps for the Engineering Framework Agreement, we have considered the following factors:

(i)	Expected potential increase in capital expenditure of the Group primarily due to network intelligentisation reforms and upgrade and development of 5G network

As noted above, the increase in the Renewed Annual Caps as compared to that of the previous years is mainly attributable to the impact of the scale and structure of capital expenditure of the Company. In light of this, we have looked into the correlation between the scale of the Group’s capital expenditure and the historical amounts of the Engineering Services provided by China Telecommunications Corporation and/or its associates from 2010 to 2017 as illustrated in the chart below.

As noted from the above chart, the historical amounts of the Engineering Services provided by China Telecommunications Corporation and/or its associates were highly correlated to the capital expenditure of the Group. To highlight, the amount of the Engineering Services provided by China Telecommunications Corporation and/or its associates for the year ended 31 December 2015 increased significantly due to the development of 4G network and fibre broadband network. We note from our discussions with the Management that following the continuous enhancement of 4G and fibre network coverage, the related proportion of capital expenditure will continuously decline. Nevertheless, as set out in the 2017 annual results presentation of the Company, future capital expenditure was expected to continuously incur on, among other things, improvement of 4G network for large data traffic service, Voice over Long-Term Evolution commercialisation and enhancement of network edge by expansion of fibre broadband into new urban and rural areas to improve network coverage.

LETTER FROM SOMERLEY

As for the Renewed Annual Caps in relation to the Engineering Framework Agreement, we have discussed with the Management whom advised that the potential increase in capital expenditure in the coming three years is anticipated for, and in particular the significant increase in the Renewed Annual Cap for the Engineering Framework Agreement for 2020, (i) network intelligentisation evolution, as outlined in CTNet2025 Network Structure White Paper published by the Company in July 2016, including the promotion of network reconstitution, introduction of technologies, expedition of network equipment upgrade for building a simplified network featuring efficient centralisation and openness; and (ii) development of 5G network and commencement of large-scale commercial use subsequent to the commercial trial in 2019, which lead to the potential increase in capital expenditure starting from 2020. Due to the network intelligentisation reforms and upgrade and the entering into of 5G era, it is expected that both the capital expenditure of the Group and the transactions under the Engineering Framework Agreement may increase in the upcoming three years.

(ii)	High historical utilisation rates and buffers for unforeseen market conditions and inflations

During our discussions with the Management and we further understand that they have made reference to the historical utilisation rates when determining the Renewed Annual Caps for the Engineering Framework Agreement. Since 2010, the utilisation rates of the historical Annual Caps in relation to the Engineering Framework Agreement have been high and were no less than 90%. In particular, the utilisation rates were approximately 95% for each of the two years ended 31 December 2016 and 2017. In addition, high utilisation rates also reduced the Group’s flexibility to respond to any unforeseen events. Hence, a degree of buffer was also built in when determining the Renewed Annual Caps in relation to the Engineering Framework Agreement, which (i) allows the Group to be flexible in case of unforeseen events; and (ii) caters for the inflations in the coming three years, which had once been as high as approximately 5.9% per annum during the period from 2008 to 2017 according to the consumer price index of China published by National Bureau of Statistics of China.

Having considered the basis on which the Renewed Annual Caps in relation to the Engineering Framework Agreement were determined as described above, we are of the view that the Renewed Annual Caps in relation to the Engineering Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

(II)	The Ancillary Telecommunications Services Framework Agreement

The historical amounts for the two years ended 31 December 2016 and 2017 were RMB13,938 million and RMB16,072 million for the Ancillary Telecommunications Services Framework Agreement respectively, representing utilisation rates of approximately 87.1% and 97.4% of the respective Annual Caps. The Renewed Annual Caps for the Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2019, 2020 and 2021 represent increases of approximately 29.4%, 9.1% and 10.4% respectively when compared to that of prior year.

LETTER FROM SOMERLEY

As set out in the letter from the Board in the Circular, the increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the gradual expansion of subscribers scale, business volume and network scale of the Company year on year. It is anticipated that the demand for the services for corporate development, customers retention, outsourced network repairs, installation and relocation of equipment will continue to increase. In addition, as a result of the continuous improvement of the capability of offering ancillary telecommunications services, China Telecommunications Corporation and/or its associates will have more competitive advantages than the third-party vendors which will enable them to fulfill the needs for the Company’s future developments. Therefore, it is anticipated that the Company’s demand for ancillary telecommunications services will increase. The relatively substantial increase in the 2019 Annual Cap as compared to the 2018 Annual Cap is mainly due to (a) the trend of increasing number of subscribers of various services of the Company including mobile services, e-Surfing HD and Internet of Things (IoT) as disclosed in the 2018 Interim Results Announcement, and the corresponding increase in demand for the relevant repairs, maintenance and customer services; and (b) the management having considered the historical utilisation rates of the Annual Caps in determining the Renewed Annual Caps. In light of the relatively high utilisation rates of the Annual Caps for the past years under the Ancillary Telecommunications Services Framework Agreement, the management has allowed a reasonable buffer for the Renewed Annual Caps in order to enable the Company to react to unforeseen circumstances in a flexible manner.

In order to assess the fairness and reasonableness of the Renewed Annual Caps for the Ancillary Telecommunications Services Framework Agreement, we have considered the following factors:

(i)	Expansion of network scale driven by the growth in the number of subscribers of the Group

We understood from the Management that the demand for the Ancillary Telecommunications Services have been largely driven by, among other things, the total numbers of mobile subscribers (including any 3G or 4G users) and the Other Subscribers (as defined below), since high data traffic increases network load and it will in-turn lead to higher demand for maintenance services, outsourced network repairs, installation and relocation of equipment, which are of high importance to ensure a stable provision of services to the Group’s service subscribers.

LETTER FROM SOMERLEY

In light of the above, we have reviewed the relationship between the numbers of mobile subscribers and the Other Subscribers of the Group and the historical amounts of the Ancillary Telecommunications Services provided by China Telecommunications Corporation and/or its associates from 2010 to 2017 as illustrated in the chart below.

Note:	Other subscribers (the “Other Subscribers”) comprise wireline broadband subscribers, e-Surfing HD subscribers, Internet of things connected devices and “BestPay” average monthly active users. Internet of Things connected devices and “BestPay” were introduced in 2015 and e-Surfing HD was introduced in 2014.

As noted from the above chart, the numbers of mobile subscribers and the Other Subscribers of the Group and the amounts of the Ancillary Telecommunications Services provided by China Telecommunications Corporation and/or its associates were highly correlated. We also note from the Annual Reports that the total number of mobile subscribers of the Group increased from approximately 90.5 million in 2010 to approximately 250.0 million in 2017, equivalent to a compound annual growth rate (“CAGR”) of approximately 15.6%. Similarly, the Other Subscribers recorded a CAGR of approximately 24.6% in the same period, increasing from approximately 63.5 million in 2010 to approximately 296.6 million in 2017. Furthermore, we note from the 2018 interim results presentation of the Company that the scale of both mobile subscribers and Other Subscribers of the Group had continued to grow, amounting to approximately 281.6 million and 350.8 million users respectively as at 30 June 2018, representing increases of approximately 12.7% and 18.3% from that as of 31 December 2017 respectively. As advised by the Management, the proposed increases in the Renewed Annual Caps in relation to Ancillary Telecommunications Services Framework Agreement, apart from high historical utilisation rates and buffer for business growth to be discussed separately below, were mainly attributable to the anticipated expansion of the Group’s business volume and its network scale, both of which will be driven by the gradual expansion of subscribers scale, which is also expected to increase the needs for the Ancillary Telecommunications Services. Overall, the increments of the Renewed Annual Caps in relation to the Ancillary Telecommunications Services Framework Agreement are expected to be generally in line with the anticipated increases in the Group’s subscribers scale.

LETTER FROM SOMERLEY

(ii)	High historical utilisation rates and buffers for business growth and inflations

We have discussed with the Management and we understand that they have also made reference to the historical utilisation rates when determining the Renewed Annual Caps in relation to the Ancillary Telecommunications Services Framework Agreement. Since 2010, the utilisation rates of the historical Annual Caps in relation to the Ancillary Telecommunications Services Framework had been historically approximately 90% or less. However, the utilisation rate reached approximately 97.4% for the year ended 31 December 2017 and the Management explained that such high utilisation rate was primarily due to the rapid growth in the total number of mobile subscribers and the Other Subscribers of the Group. As discussed in the sub-section headed “(i) Expansion of network scale driven by the growth in the number of subscribers of the Group”, expansion of the Group’s business volume and network scale are anticipated to be driven by the gradual expansion of subscribers scale in the coming three years. In order to enable the Company to react to unforeseen circumstances in a flexible manner and given the very high utilisation rate of the Annual Cap for the most recent financial year (i.e. the year ended 31 December 2017) of approximately 97.4%, it is considered reasonable to have a higher increase in the Renewed Annual Cap as an additional buffer for the year ending 31 December 2019. Also, having considered the above, the Management built in certain degree of buffer to the Renewed Annual Caps for the Ancillary Telecommunications Services Framework Agreement, which (i) allows the Group to be flexible in case of unforeseen events; and (ii) caters for the inflations in the coming three years, which had once been as high as approximately 5.9% per annum during the period from 2007 to 2018 according to the consumer price index of China published by National Bureau of Statistics of China.

Having considered the basis on which the Renewed Annual Caps for the Ancillary Telecommunications Services Framework Agreement were determined as described above, we are of the view that the Renewed Annual Caps for the Ancillary Telecommunications Services Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that (i) the entering into the Continuing Connected Transactions is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole; and (ii) the terms of the Continuing Connected Transactions (including the Renewed Annual Caps) are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM SOMERLEY

Accordingly, we recommend the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favor of the ordinary resolutions to be proposed at the EGM in relation to the Continuing Connected Transactions (including the Renewed Annual Caps).

Yours faithfully,

for and on behalf of

SOMERLEY CAPITAL LIMITED

Danny Cheng

Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)	Mr. Yang Jie (the chairman and chief executive officer), a Director of the Company, also serves as the chairman of China Telecommunications Corporation.

(ii)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group, apart from their service contracts.

(iii)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO), or (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, save that Mr. Yang Jie, Mr. Ke Ruiwen, Mr. Gao Tongqing, Mr. Chen Zhongyue, Madam Zhu Min, Mr. Sui Yixun, Mr. Zhang Jianbin, Mr. Yang Jianqing and Mr. Xu Shiguang were directors/employees of China Telecommunications Corporation, none of the Directors or Supervisors or proposed Directors or proposed Supervisor was a director or employee of a company which has any interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and Supervisors or his/her respective associate(s) was interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2017, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	QUALIFICATIONS AND CONSENT

The following are the qualifications of the expert who has been named in this circular or given its opinions or advice contained or referred to in this circular:

Name	Qualifications

Somerley	Licensed corporation under the SFO to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities

Somerley issued a letter dated 10 September 2018, for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders.

As at the Latest Practicable Date, Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, statements and/or references to its name in the form and context in which it appears. Such letter and statements from and/or references of Somerley are given as at the date of this circular for incorporation herein.

As at the Latest Practicable Date, Somerley was not beneficially interested in the share capital of any member of the Group or did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

8.	MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or claims of material importance and no litigation or claims of material importance was known to the Directors to be pending or threatened against any member of the Group.

9.	MATERIAL CONTRACTS

No material contract (not being contracts entered into in the ordinary course of business carried out by the Group) has been entered into by any member of the Group within the two years immediately preceding the date of this circular.

10.	MISCELLANEOUS

(i)	The Company Secretary of the Company is Ms. Wong Yuk Har (CPA, CPA (Aust), FCIS, FCS).

(ii)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100033, PRC.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal place of business of the Company in Hong Kong at 38/F, Everbright Centre, 108 Gloucester Road, Wanchai, Hong Kong during normal business hours on any business day from the date of this circular until 26 October 2018:

(i)	the written consent letter referred to in paragraph 7 of this Appendix to this circular;

(ii)	the Engineering Framework Agreement;

(iii)	the Ancillary Telecommunications Services Framework Agreement;

(iv)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(v)	the letter from Somerley containing its advice to the Independent Board Committee and the Independent Shareholders; and

(vi)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 9:00 a.m. on 26 October 2018 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the continuing connected transactions contemplated under the Engineering Framework Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “A”, together with the Renewed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

2.

THAT the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, together with the Renewed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

3.

THAT the election of Madam Zhu Min as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Madam Zhu Min; and THAT the Board be and is hereby authorised to determine her remuneration.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.

THAT the election of Mr. Yeung Chi Wai, Jason as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Yeung Chi Wai, Jason; and THAT the Board be and is hereby authorised to determine his remuneration.

5.

THAT the election of Mr. Xu Shiguang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Mr. Xu Shiguang; and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

By Order of the Board

China Telecom Corporation Limited

Wong Yuk Har

Company Secretary

Beijing, PRC, 10 September 2018

Notes:

1.	Details of the resolutions stated above are set out in the circular dated 10 September 2018 of the Company.

2.

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 26 September 2018 to 26 October 2018 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 24 September 2018. Holders of H Share who are registered with Computershare Hong Kong Investor Services Limited on 26 October 2018 are entitled to attend the extraordinary general meeting.

3.

Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 10 September 2018.

4.

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

NOTICE OF EXTRAORDINARY GENERAL MEETING

5.

Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) on or before 5 October 2018.

6.

Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

7.	All resolutions proposed at the extraordinary general meeting will be voted by poll.

8.

The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 9:00 a.m. on 26 October 2018 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the continuing connected transactions contemplated under the Engineering Framework Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “A”, together with the Renewed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

2.

THAT the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, together with the Renewed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

3.

THAT the election of Madam Zhu Min as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Madam Zhu Min; and THAT the Board be and is hereby authorised to determine her remuneration.

4.

THAT the election of Mr. Yeung Chi Wai, Jason as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Yeung Chi Wai, Jason; and THAT the Board be and is hereby authorised to determine his remuneration.

5.

THAT the election of Mr. Xu Shiguang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Mr. Xu Shiguang; and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

By Order of the Board China Telecom Corporation Limited Wong Yuk Har Company Secretary

Beijing, PRC, 10 September 2018

Notes:

1.	Details of the resolutions stated above are set out in the circular dated 10 September 2018 of the Company.

2.

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 26 September 2018 to 26 October 2018 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 24 September 2018. Holders of H Share who are registered with Computershare Hong Kong Investor Services Limited on 26 October 2018 are entitled to attend the extraordinary general meeting.

3.

Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 10 September 2018.

4.

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

5.

Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) on or before 5 October 2018.

6.

Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

7.	All resolutions proposed at the extraordinary general meeting will be voted by poll.

8.

The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).